Management's Discussion and Analysis

For the three and nine months ended September 30, 2020

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the three and nine months ended September 30, 2020 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2020. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit and Risk Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of November 9, 2020, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Description of the Business

Osisko Gold Royalties Ltd and its subsidiaries are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a North American focused portfolio of 138 royalty, stream and offtake interests, including its cornerstone asset, a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada. Osisko recently announced a spin-out transaction whereby certain mining assets and marketable securities will be transferred to Osisko Development Corp. (please refer to the section Spin-out of Mining Assets and Creation of Osisko Development Corp. for the details on the spin-out transaction).

Business Model and Strategy

Osisko is a growth-oriented and Canadian-focused precious metal royalty and streaming company that is focused on maximizing returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through a quarterly dividend payment and share repurchases.

Osisko's main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Highlights - Third Quarter of 2020

  Gold equivalent ounces ("GEOs1") earned of 16,739 (compared to 18,123 GEOs in Q3 20192);
  Record revenues from royalties and streams of $41.2 million (compared to $33.9 million in Q3 2019);
  Record cash flows provided by operating activities of $36.1 million (compared to $28.3 million in Q3 2019);
  Net earnings of $12.5 million, $0.08 per basic share (compared to a net loss of $45.9 million, $0.32 per basic share in Q3 2019);
  Adjusted earnings3 of $17.5 million, $0.11 per basic share3 (compared to $17.5 million, $0.12 per basic share in Q3 2019);
  Released production guidance for the second half of 2020 of 33,000 to 35,000 GEOs;
  Acquired the San Antonio gold project in Mexico for US$42 million, which will be spin-out to Osisko Development Corp. (see below);
  Acquired an additional 15% ownership in a Canadian precious metal royalty portfolio, including royalties on the Island Gold and Lamaque mines;
  Announced that the Renard diamond mine, operated by Stornoway Diamonds (Canada) Inc., restarted operations in September 2020; and
  Declared a quarterly dividend of $0.05 per common share payable on October 15, 2020 to shareholders of record as of the close of business on September 30, 2020.

______________________________________________

1   GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the Portfolio of Royalty, Stream and Other Interests section for average metal prices used.

2    Three months ended September 30, 2019 or third quarter of 2019 ("Q3 2019").

3    "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management's Discussion and Analysis.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Highlights - Subsequent to September 30, 2020

  Announced the spin-out of mining assets and certain equity positions through a reverse take-over transaction and the creation of a North American gold development company, Osisko Development Corp. ("Osisko Development"), which in conjunction completed a $100 million bought deal financing;
  In late October, the Canadian Malartic mine operators announced strong results from the drilling program at East Gouldie, which are expected to lead to a significant increase in the mineral resources estimate at year-end 2020. A preliminary economic assessment is also expected to be completed in early 2021, which may result in the start of mine shaft construction;
  Announced a strategic partnership with Regulus Resources Inc. ("Regulus") whereby Regulus has agreed to grant Osisko an initial royalty and certain future royalty rights in exchange for an upfront cash payment of US$12.5 million ($16.6 million); and
  Declared a quarterly dividend of $0.05 per common share payable on January 15, 2021 to shareholders of record as of the close of business on December 31, 2020.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. Several of Osisko's operating counterparties announced temporary operational restrictions during the first and second quarter of 2020 due to the ongoing COVID-19 pandemic, including reduced activities and operations placed on care and maintenance. As of September 30, 2020, all operators have restarted their activities and most have reached their pre-COVID-19 level of operations. However, in the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

As a result of the COVID-19 pandemic, the Company took action to protect its employees, contractors and the communities in which it operates. As part of the contingency plan developed by the Company, it closed its offices in March and provided employees with adequate equipment to allow them to safely work remotely from home.

Spin-out of Mining Assets and Creation of Osisko Development Corp.

On October 5, 2020, Osisko and Barolo Ventures Corp. ("Barolo") announced a binding letter agreement (the "Letter Agreement") outlining the terms upon which Osisko will transfer certain mining properties (or securities of the entities that directly or indirectly own such mining properties), including the Cariboo gold project, and a portfolio of marketable securities, to Barolo in exchange for common shares of Barolo ("Barolo Shares"), which will result in a "Reverse Take-Over" of Barolo (the "RTO") under the policies of the TSX Venture Exchange (the "TSX-V"). Any references to the "Resulting Issuer" or "Osisko Development" are to Barolo after the closing of the RTO.

As part of the RTO, Osisko and Barolo have also entered into an engagement letter with Canaccord Genuity Corp. and National Bank Financial Inc., on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to sell, on a "bought deal" private placement basis, 13,350,000 subscription receipts of Osisko Subco (as defined below under the section Transaction Particulars) (the "Subscription Receipts") at a subscription price of $7.50 per Subscription Receipt (the "Issue Price") for gross proceeds of $100 million (the "Financing"). Each Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the RTO is completed, one common share of the Resulting Issuer after giving effect to a 60:1 consolidation of the common shares of Barolo (each, a "Resulting Issuer Share") and one-half-of-one warrant to purchase a Resulting Issuer Share (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Resulting Issuer Share for $10.00 for an 18-month period following the closing of the RTO. The Resulting Issuer Shares to be issued upon the conversion of the Subscription Receipts will be freely-tradeable upon the closing of the RTO.

Upon the conversion of the Subscription Receipts, the Underwriters are entitled to receive a cash commission equal to 5.0% of the gross proceeds of the Financing; provided that a reduced cash commission equal to 2.0% shall be payable to the Underwriters in respect of subscribers on the President's List.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

The Financing was closed on October 29, 2020, with the gross proceeds of the Financing to be held in escrow pending the satisfaction of the escrow release conditions, which include the satisfaction of the conditions to the closing of the RTO, the conditional approval of the TSX-V to list the Resulting Issuer Shares issuable under the RTO and Financing, and certain other customary conditions.

Attributes of Osisko Development

The formation of Osisko Development creates a leading North-American mine development company with a focus on becoming a significant intermediate gold miner with opportunities for near-term production. Osisko Development will target near-term gold production of over 100,000 ounces per year from Bonanza Ledge II and the San Antonio gold project, followed by production from the company's flagship Cariboo asset. The following mining properties (or securities of the entities that directly or indirectly own such mining properties) and marketable securities will be transferred by Osisko to the Resulting Issuer:

  Cariboo gold project (Permitting - British Columbia, Canada)
  San Antonio gold project (Permit Amendment - Sonora, Mexico)
  Bonanza Ledge II (Permitting and Construction - British Columbia, Canada)
  James Bay properties (Exploration - Canada)
  Guerrero properties (Exploration - Mexico)
  A portfolio of publicly-listed equity positions

The Cariboo gold project is advancing through permitting as a 4,750 tonne per day underground operation with a feasibility study on track for completion in the second half of 2021, full permits expected in 2022, followed by a short construction period.

Osisko facilitated the acquisition of the San Antonio gold project in the state of Sonora, Mexico for US$42.0 million to provide Osisko Development with near-term production and significant upside potential. In return, Osisko will retain a 15% precious metal stream on the San Antonio gold project.

The exploration package and equity portfolio contributed to Osisko Development provide further optionality and exposure to highly prospective projects in mining friendly jurisdictions.

Osisko's Strategy with Respect to Osisko Development

Osisko will retain the following royalty or stream interests in the assets of the Resulting Issuer:

  5% NSR royalty on the Cariboo gold project and Bonanza Ledge II
  15% gold and silver stream (with ongoing per-ounce payments equal to 15% of the prevailing price of gold and silver, as applicable) on the San Antonio gold project
  3% NSR royalties on the James Bay and Guerrero properties

In addition, Osisko will be granted a right of first refusal on all future royalties and streams to be offered by the Resulting Issuer, a right to participate in buybacks of existing royalties held by the Resulting Issuer, and other rights customary with a transaction of this nature.

Upon closing of the RTO, Osisko is expected to own approximately 88% of the outstanding Resulting Issuer Shares (after giving effect to the Financing). Osisko expects the advancement of the assets held by Osisko Development to be funded through the public markets such that Osisko's ownership in Osisko Development will be diluted as the assets are advanced. Osisko will also seek to promote a larger trading float for Osisko Development as opportunities arise, while aiming to maximize the value of its investment for shareholders of Osisko.

Transaction Particulars

On October 23, 2020, a definitive amalgamation agreement (the "Amalgamation Agreement") in respect of the RTO was executed among Osisko, Barolo, Osisko Development Holdings Inc. ("Osisko Subco"), a wholly-owned subsidiary of Osisko incorporated under the Business Corporations Act (British Columbia) (the "BCBCA"), and a wholly-owned subsidiary of Barolo ("Barolo Subco").

The Amalgamation Agreement provides for, among other things, a three-cornered amalgamation (the "Amalgamation") pursuant to which (i) Osisko Subco will amalgamate with Barolo Subco under Section 269 of the BCBCA to form one corporation ("Amalco"), (ii) the securityholders of Osisko Subco will receive securities of the Resulting Issuer in exchange for their securities of Osisko Subco, (iii) Amalco will be merged into Barolo (by way of a voluntary dissolution) to form the Resulting Issuer, and (iv) the transactions will result in a RTO of Barolo in accordance with the policies of the TSX-V, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

The Amalgamation Agreement was negotiated at arm's length between representatives of Osisko and Barolo. As part of the RTO, and subject to any required shareholder and regulatory approvals, Barolo will: (i) change its name to "Osisko Development Corp."; (ii) change its stock exchange ticker symbol to "ODV"; (iii) consolidate its common shares on a 60:1 basis; (iv) adopt new by-laws and other corporate policies; adopt new security-based compensation arrangements; (vi) reconstitute the board of directors and management of the Resulting Issuer; and continue its corporate existence under the Canada Business Corporations Act.

Pursuant to the RTO, Osisko is expected to receive 100,000,000 Resulting Issuer Shares at a deemed price of $7.50 per share, in exchange for the transfer of the contributed assets (valued at $750 million) to the Resulting Issuer.

The Resulting Issuer is expected to be owned approximately (i) 88% by Osisko, (ii) 11.8% by the holders of Subscription Receipts, and (iii) 0.2% by the current holders of Barolo Shares, after giving effect to the RTO and the Financing.

For further information on the particulars of the RTO, including the support and approval of Barolo shareholders and the conditions to the completion of the RTO, please refer to the joint news release of Osisko and Barolo dated October 5, 2020. The full particulars of the RTO, the contributed assets and the Resulting Issuer will be described in a Filing Statement prepared in accordance with the policies of the TSX-V. A copy of the Filing Statement will be available in due course on SEDAR (www.sedar.com) under Barolo's issuer profile.

In support of the RTO, shareholders of Barolo representing an aggregate of 12 million common shares of Barolo (or approximately 86% of the outstanding common shares of Barolo) have entered into a voting support agreement with Osisko in support of the RTO.

Completion of the RTO is subject to a number of conditions, including, but not limited to, TSX-V acceptance, closing of the Financing and if applicable, disinterested shareholder approval. Where applicable, the RTO cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Barolo Shareholder Approval

Barolo does not intend to seek shareholder approval for the RTO (other than as noted above in relation to certain corporate matters relevant to the Resulting Issuer), as (i) the RTO is not a "related party transaction" within the meaning of MI 61-101 or the policies of the TSX-V and no other circumstances exist which may compromise the independence of Barolo, (ii) Barolo is listed on NEX, (iii) the Resulting Issuer is not expected to be subject to a cease trade order or otherwise suspended from trading on completion of the RTO, and (iv) shareholder approval of the RTO itself is not required under corporate or securities laws.

Barolo has, however, called a special meeting of its shareholders to be held on November 20, 2020 to approve certain corporate matters relevant to the Resulting Issuer. Certain supporting shareholders of Barolo, representing an aggregate of 12 million Barolo Shares (or approximately 86% of the outstanding Barolo Shares), have entered into a voting support agreement with Osisko in support of the RTO, and have agreed to vote such Barolo Shares in favour of the matters to be considered at the special meeting of Barolo shareholders to be held on November 20, 2020.

Management and Board Composition

The Board of Directors of the Resulting Issuer is expected to include: Sean Roosen (Chair); Charles Page (Lead Director); John Burzynski; Joanne Ferstman; Michèle McCarthy; Duncan Middlemiss; and Éric Tremblay. Osisko has the right to appoint nominees to the board of Osisko Development; such number of nominees will decrease as Osisko decreases its ownership in the Resulting  Issuer over time.

Management of the Resulting Issuer is expected to include Sean Roosen (Chair and Chief Executive Officer); Chris Lodder (President); Luc Lessard (Chief Operating Officer); Benoit Brunet (Chief Financial Officer and Corporate Secretary); François Vézina (Vice President, Technical Services); Chris Pharness (Vice President, Sustainable Development); Maggie Layman (Vice President, Exploration); and a further technical team that will be transferred from Osisko to Osisko Development.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned from Osisko's producing royalty, stream and other interests:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Gold

Canadian Malartic royalty	7,725	7,916	19,420	24,666
Éléonore royalty	1,015	1,568	3,420	5,584
Seabee royalty(i)	-	859	1,429	2,418
Eagle Gold royalty(ii)	1,821	-	3,344
Island Gold royalty(iii)	225	545	1,278	1,438
Pan royalty	458	416	1,246	1,168
Matilda stream	187	187	619	678
Lamaque royalty(iii)	191	353	525	824
Brucejack offtake(iv)	-	372	-	1,216
Vezza royalty(v)	-	78	-	599
Other	117	114	477	588
	11,739	12,408	31,758	39,179

Silver

Mantos stream	2,314	1,650	6,172	4,359
Sasa stream	1,193	974	2,983	2,992
Gibraltar stream	743	452	1,807	1,418
Canadian Malartic royalty	102	101	282	335
Other	214	105	700	300
	4,566	3,282	11,944	9,404
Diamonds

Renard stream(vi)	-	1,998	2,055	7,151
Other	30	29	87	171
	30	2,027	2,142	7,322
Other metals

Kwale royalty	400	401	1,417	1,595
Other	4	5	23	27
	404	406	1,440	1,622

Total GEOs	16,739	18,123	47,284	57,527

(i) The Seabee mine restarted its operations during the second quarter of 2020 (after a shut-down due to COVID-19), and deliveries to Osisko restarted in October 2020.

(ii) The Company received its first royalty from the Eagle Gold mine in October 2019. The operator declared commercial production on July 1, 2020.

(iii) There is a delay of one quarter between the production and the deliveries of the royalties to Osisko, which explains that the effect of the COVID-19 shut-down during the second quarter of 2020 impacted Osisko during the third quarter of 2020. In August 2020, Osisko acquired the remaning 15% ownership that it did not already own on the Island Gold and Lamaque mines royalties.

(iv) The Brucejack offtake was sold on September 15, 2019.

(v) The Vezza mine has ceased its operations in 2019.

(vi) In April 2020, the mine was placed on care and maintenance, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. In September 2020, the mine restarted its operations.

GEOs by Product

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Average Metal Prices and Exchange Rate

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Gold(i)	$1,909	$1,472	$1,735	$1,364
Silver(i)	$24	$17	$19	$16

Exchange rate (US$/Can$)(iii)	1.3321	1.3204	1.3541	1.3292

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

Royalty, Stream and Other Interests Portfolio Overview

Osisko owns a portfolio of 138 royalties, streams and offtakes assets, as well as 38 royalty options. Currently, the Company has 17 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	11	5	1	17

Development (construction)	8	4	2	14

Exploration and evaluation	106	-	1	107
	125	9	4	138

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America

Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au, Ag	Canada

Éléonore	Newmont Corporation	2.2-3.5% NSR royalty	Au	Canada

Eagle Gold(i)	Victoria Gold Corp.	5% NSR royalty	Au	Canada

Renard(ii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada

Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada

Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Island Gold(vii)	Alamos Gold Inc.	1.38-3% NSR royalty	Au	Canada

Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% NSR royalty	Au	USA

Pan	Fiore Gold Ltd.	4% NSR royalty	Au	USA

Parral	GoGold Resources Inc.	100% offtake	Au, Ag	Mexico

Lamaque South(vii)	Eldorado Gold Corporation	1% NSR royalty	Au	Canada

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Producing assets (continued)

Asset	Operator	Interest	Commodity	Jurisdiction

Outside of North America

Mantos Blancos	Mantos Copper Holding SpA	100% stream	Ag	Chile

Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia

Kwale	Base Resources Limited	1.5% GRR(iii)	Rutile, Ilmenite, Zircon	Kenya

Brauna	Lipari Mineração Ltda	1% GRR(iii)	Diamonds	Brazil

Matilda	Blackham Resources Limited	1.65% stream	Au	Australia

Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador

Key development / exploration and evaluation assets

Asset	Operator	Interest	Commodities	Jurisdiction

Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina

Amulsar(iv)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia

Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia

Back Forty	Aquila Resources Inc.	18.5% Au / 85% Ag streams	Au, Ag	USA

Canadian Malartic Underground	Agnico Eagle Mines Limited Yamana Gold Inc.	3.0 - 5.0% NSR royalty	Au	Canada

Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada

Copperwood	Highland Copper Company Inc.	3% NSR royalty(v)	Ag, Cu	USA

Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico

Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada

Hermosa	South 32 Limited	1% NSR royalty	Zn, Pb, Ag	USA

Horne 5	Falco Resources Ltd.	90%-100% stream	Ag	Canada

Marban	O3 Mining Inc.	0.425% NSR royalty	Au	Canada

Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru

Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico

Spring Valley	Waterton Global Resource Management	0.5% NSR royalty	Au	USA

Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada

Windfall Lake	Osisko Mining Inc.	2.0 - 3.0% NSR royalty	Au	Canada

(i) The Eagle Gold mine poured its first gold bar in September 2019 and the Company received its first royalty in October 2019. The operator declared commercial production at the Eagle Gold mine on July 1, 2020.

(ii) Osisko became a 35.1% shareholder of the private entity holding the Renard diamond mine on November 1, 2019 (refer to section Credit Bid Transaction - Renard Diamond Mine). In April 2020, the mine was placed on care and maintenance, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. In September 2020, the mine restarted its operations.

(iii) Gross revenue royalty ("GRR").

(iv) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a 23.4% shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(v) 3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(vi) The 5% NSR royalty held by Osisko on the Cariboo gold project is not presented as Osisko is the owner of the project following the acquisition of Barkerville Gold Mines Ltd. ("Barkerville") on November 21, 2019. In October 2020, Osisko announced the spin-out of mining assets, including the Cariboo gold project, to create Osisko Development. Please refer to the section Spin-out of Mining Assets and Creation of Osisko Development Corp. for more details.

(vii) In August 2020, Osisko acquired the remaning 15% ownership that it did not already own on the Island Gold and Lamaque mines royalties.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the  "Partnership") formed by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") (together the "Partners"). Canadian Malartic is Canada's largest producing gold mine.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South and East Gouldie zones, which are underground deposits located below and adjacent to the Canadian Malartic mine.

Update on operations

On February 13, 2020, Agnico Eagle provided a forecast for Canadian Malartic of 660,000 ounces of gold in 2020 (including 15,500 gold ounces related to the Barnat pit), 690,000-710,000 in 2021 and 650,000-670,000 in 2022. On April 30, 2020, Yamana provided an updated guidance for Canadian Malartic for 2020 of 550,000 ounces of gold which takes into account the COVID-19 shutdown impact and subsequent ramp-up activities. Operations at the Canadian Malartic mine were placed on care and maintenance following the order by the Government of Québec to close all non-essential businesses in response to the COVID-19 outbreak from March 24 to April 14, 2020. Mining activities gradually resumed at the Canadian Malartic mine with health, hygiene and physical distancing measures implemented to meet or exceed the requirements of the Government of Québec, including the Québec department of Public Health and the Province's Committee on Standards, Equity, and Occupational Safety (CNESST).

On October 28, 2020, Agnico reported gold production of 126,186 ounces of gold during the third quarter at Canadian Malartic (excluding pre-commercial production from Barnat). Gold production in the third quarter of 2020 decreased when compared to the prior-year period primarily due to lower grades. The higher than anticipated density of historical openings at the bottom of the Malartic pit required an increased use of remote operations and thus reduced the production rate. As a result, lower grade ore from the Malartic pit that was expected to be stockpiled was processed in the mill. Pre-commercial production in the third quarter of 2020 from the Barnat deposit was 13,305 ounces of gold.

Mining activities at the Barnat deposit progressed ahead of plan due to better productivity than anticipated and commercial production was declared on September 30, 2020. The focus remains on overburden stripping and drilling to map the bedrock topography to increase the production flexibility at Barnat. At the Malartic pit, the mining sequence offers less flexibility as the footprint of the pit is reduced as the pit deepens. Development of the Barnat mining area is expected to increase mining flexibility going forward. In the fourth quarter of 2020, the Malartic pit is expected to provide approximately 70% of the mill feed. Any production loss from the Malartic pit is expected to be replaced by ore from the lower grade stockpiles.

Update on exploration and evaluation activities

Agnico reported a first inferred mineral resource of 2.8 million ounces of gold at the East Gouldie zone (25.6 million tonnes grading 3.34 grams per tonne ("g/t") Au) at December 31, 2019. At East Malartic, inferred mineral resources of 2.4 million ounces of gold were added with the inclusion of deeper portions of the deposit between 1,000 metres and 1,800 metres depth, increasing total inferred mineral resources at East Malartic to 5.2 million ounces of gold (78.8 million tonnes grading 2.05 g/t Au).

In mid-2020, the Partnership approved the start of construction of surface infrastructure and an underground exploration ramp into the East Gouldie, Odyssey and East Malartic zones (collectively called the "Odyssey Project"). This ramp will provide additional access for exploration drilling to expand and upgrade the current mineral resource base, and allow for bulk sampling of up to 40,000 tonnes of mineralized material. The Odyssey Project exploration ramp portal was started in the third quarter of 2020. The portal is expected to be completed at the end of November and it is anticipated that ramp  development activities will continue for approximately the next two years.

Twelve drill rigs are currently employed to define and expand underground mineral resources, with a target to complete 112,000 metres of definition drilling by year end. The drilling has established 44 new pierce points in a mineralized body 1,400 metres long and that extends from 700 metres below surface to 1,900 metres below surface. The pierce points include multiple stacked intercepts in two closely spaced parallel zones, East Gouldie North and South. A thirteenth drill rig is completing a vertical geotechnical drill hole in the area of a proposed shaft to access the mineralized zone.

The Partnership expects to complete a preliminary economic assessment of the Odyssey Project in early 2021 that will examine potential new development synergies between the various zones at East Gouldie, East Malartic, Odyssey and Canadian Malartic. As mentioned on the Yamana and Agnico third quarter conference calls, a decision on pursuing development of a production shaft will be made on the basis of this study. The expected increases in mineral resources, particularly at East Gouldie, are anticipated to eventually replace mineral reserves currently being mined at the adjacent Canadian Malartic pit.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

For more information, refer to Agnico's press release dated February 13, 2020 entitled "Agnico Eagle Reports Fourth Quarter And Full Year 2019 Results - Record Annual And Quarterly Gold Production; Production Guidance Outlines 18% Growth Through 2022 With Declining Unit Costs In 2021 And 2022; Pipeline Projects Continue To Advance; Quarterly Dividend Increased", Agnico's press release dated March 24, 2020 entitled "Agnico Eagle Provides Further Update on Québec and Nunavut Operations", Agnico Eagle's press release dated April 14, 2020 entitled "Agnico Eagle Provides Update on Resumption of Operations in Québec", Yamana's press release dated April 30, 2020 entitled "Yamana Gold Provides Revised 2020 Production Outlook" and Agnico's press release dated October 28, 2020 entitled "Agnico Eagle Reports Third Quarter 2020 Results - Strong Operational Performance And Record Realized Gold Prices Drive Strong Quarterly Free Cash Flow; Dividend Increased By 75%; Ongoing Exploration Success Reported At Existing Operations And Pipeline Projects", all filed on www.sedar.com as well as the Canadian Malartic mine website at www.canadianmalartic.com.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives an NSR royalty of 2.2% on production at the Éléonore mine.

Update on operations

On December 2, 2019, Newmont provided 2020 guidance on the Éléonore mine of 355,000 ounces of gold. On March 23, 2020, Newmont withdrew its 2020 guidance as a result of the COVID-19 pandemic and on July 30, 2020, Newmont released new guidance of 190,000 ounces of gold for 2020 for Éléonore as a result of the COVID-19 pandemic impact on production. In addition, during the Newmont second quarter 2020 earnings conference call held July 30, 2020, Newmont mentioned that it had revised its annual production target for Éléonore to 250,000 ounces of gold.

On March 23, 2020, the operation was placed into care and maintenance after consultation with the local First Nation communities in an effort to mitigate the risk of transmission of the virus to the remote northern communities and to comply with the Québec government's restriction on non-essential travel within the province. The Québec government lifted restrictions on April 14 and Newmont commenced engagement with the Cree First Nation Grand Council and the Cree Health Board to determine an acceptable path forward to protect its workforce and communities. In early May, Éléonore began ramping-up operations and the mill restarted at the end of May. The operations continued to ramp up in the third quarter.

On October 29, 2020, Newmont announced it has sold 57,000 ounces of gold from Éléonore during the third quarter of 2020.

On February 13, 2020, Newmont updated its mineral reserve and resource estimates for the Éléonore mine as at December 31, 2019. Proven and probable gold mineral reserves and resources were reduced by approximately 50% compared to the last update (June 30, 2018) by Goldcorp Inc. (predecessor to Newmont), after depletion. Proven and probable gold mineral reserves as of December 31, 2019 totaled 1.3 million ounces (7.4 million tonnes grading 5.31 g/t Au). Measured and indicated gold mineral resources as of December 31, 2019 were estimated at 0.4 million ounces (2.8 million tonnes grading 4.55 g/t Au). Inferred gold mineral resources as of December 31, 2019 were estimated at 0.6 million ounces (3.4 million tonnes grading 5.21 g/t Au).

For additional information, please refer to Newmont's press release dated December 2, 2019 entitled "Newmont Provides 2020 and Longer-term Outlook" and Newmont press release dated February 13, 2020 entitled "Newmont Reports 2019 Gold Mineral Reserves of 100 Million Ounces, Largest in Company History ", Newmont's press release dated May 5, 2020 entitled "Newmont Announces Solid First Quarter 2020 Results", Newmont's press release dated May 19, 2020 entitled "Newmont Provides Updated 2020 Outlook and Confirms Long-term Guidance", Newmont's press release dated July 30, 2020 entitled "Newmont Announces Solid Second Quarter 2020 Results" and Newmont's press release dated October 29, 2020 entitled "Newmont Announces Record Third Quarter 2020 Results", all filed on www.sedar.com.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada. The Eagle Gold mine poured its first gold on September 18, 2019.

The Eagle and Olive deposits include proven and probable reserves of 3.3 million ounces of gold at July 1, 2019, from 155 million tonnes of ore with an average grade of 0.65 g/t Au, as outlined in a new Technical Report, dated December 6, 2019.  At July 1, 2019, the Eagle pit was estimated to contain 4.4 million ounces of gold in the measured and indicated category (217 million tonnes averaging 0.63 g/t Au), inclusive of proven and probable reserves, and a further 0.4 million ounces in the inferred category (21 million tonnes averaging 0.52 g/t Au). The Olive pit was estimated to contain 0.3 million ounces of gold in the measured and indicated category (10 million tonnes averaging 1.07 g/t Au), inclusive of proven and probable reserves, and a further 0.2 million ounces in the inferred category (7 million tonnes averaging 0.89 g/t Au).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

On October 8, 2019, Victoria made its first shipment of doré from the Eagle Gold mine for refining and Osisko received its first delivery under the royalty agreement in October 2019. Commercial production was declared on July 1, 2020.

Update on operations

On July 14, 2020, Victoria provided inaugural guidance for the second half of 2020 of 85,000 to 100,000 ounces of gold. The range of the production provided takes into consideration both the continued material uncertainties caused by the COVID-19 pandemic as well as the final ramp up from commencement of commercial production through to full capacity production. The company expects gold production to continue to ramp-up to full capacity over the third and fourth quarters of 2020.

On October 13, 2020, Victoria announced gold production of 35,312 ounces in the third quarter of 2020. Mining and processing activities continued to ramp up toward full production during the third quarter of 2020. Total tonnes mined were above forecast while ore mined was lower than forecast due to bottlenecks being resolved within the processing circuit. This allowed the mine to utilize available resources to advance waste stripping to ease future ore release requirements. Tonnes stacked on the heap leach pad increased during the thrid quarter of 2020 however, total tonnes stacked and resultant gold production was lower than forecast. Importantly, both gold grade and metallurgical recoveries are reconciling well against the Eagle reserve model and a significant gold inventory is building on the heap leach pad.

For additional information, please refer to Victoria's press release dated July 14, 2020 entitled "Victoria Gold Provides Inaugural Guidance For The Eagle Gold Mine, Yukon Territory" and Victoria's press release dated October 13, 2020 entitled "Victoria Gold: Eagle Gold Mine Q3 2020 Production Results", both filed on www.sedar.com.

Mantos Blancos Stream (Mantos Copper Holding Sp)

Osisko owns a 100% silver stream on the Mantos Blancos mine, which is owned and operated by Mantos Copper Holding Sp ("Mantos"), a private mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile.

Under the stream, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (1.9 million ounces have been delivered at September 30, 2020), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko Bermuda Limited ("OBL"), a wholly-owned subsidiary of Osisko.

Update on operations

As per Mantos, production of silver at the Mantos Blancos mine and concentrator plant for the third quarter of 2020 of 210,040 ounces of payable silver was higher than the second quarter of 2020 at 189,979 ounces of payable silver, due to higher grade (9.51 g/t vs 7.74 g/t) and higher recovery (81.9% vs 76.4%), which was partially offset by lower material milled.

The Mantos Blancos Concentrator Debottlenecking Project ("MB-CDP") continued progressing. The project progress has been impacted primarily by the COVID-19 pandemic, resulting in delays in engineering, development and construction activities as well as delays in the delivery of key equipment items and material due to temporary closure or slowdown of fabricators. A re-scheduled plan with mitigation and recovery actions to minimize the schedule impacts now forecasts the completion of the project by the end of September 2021. Most of the key equipment for the project is already on site. During the past quarter, good construction progress has been achieved including the completion of the ball mill shell installation, assembly of all the rougher flotation cells, and installation of all mantle plates for the new high-rate tailings thickener.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Sasa Stream (Central Asia Metals plc)

Osisko, through OBL, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017, based on inflation.

Update on operations

On October 8, 2020, Central Asia reported sales of 92,922 ounces of payable silver in the third quarter of 2020 for a total 269,576 ounces for the first nine months of 2020.

On September 14, 2020, there was a short-term leakage of approximately 8,000 cubic metres of tailings into the local river. The leakage was stopped soon after and no one was harmed. Following an initial orderly shutdown of Sasa's processing facilities, the mine restarted its operations. In total, Sasa's processing facilities were not operational for eight days during the third quarter of 2020. The plant operated at a reduced rate of approximately 50% for a trial period of approximately one week before to ramp up to full production.

For more information on the Sasa mine, refer to Central Asia's press release dated October 8, 2020, entitled "Q3 2020 Operations Update" available on their website at www.centralasiametals.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Update on operations

On August 6, 2020, SSR Mining announced that the Seabee operations did not mill any ore or produce any gold during the second quarter of 2020 as operations remained temporarily suspended due to the COVID-19 pandemic.

On September 18, 2020, SSR Mining released updated guidance at Seabee for the year 2020 of 80,000 to 90,000 ounces of gold, compared to SSR Mining's previous guidance of 110,000 to 120,000 ounces, prior to the mine being put on care and maintenance. With respect to the COVID-19 pandemic, Seabee operations were suspended in March 2020 and limited underground development and ore mining operations re-commenced in June 2020. Ore extraction and development rates ramped up through July and milling operations at Seabee commenced in early August. Milling operations re-commenced with an ore stockpile providing mill operating flexibility relative to mine extraction. The deliveries under the royalty restarted in October 2020. Mill throughput is anticipated to average over 1,200 tonnes per operating day for the balance of 2020. The restart sequencing and ongoing prioritization of activities at Seabee maintain the flight and camp operations within the determined health and safety protocols.

For more information, refer to SSR Mining's press release dated September 18, 2020 entitled "SSR Mining Provides Updated Full Year 2020 Outlook of 680,000 to 760,000 Gold Equivalent Ounces at AISC of $965 to $1,040 per Ounce", filed on www.sedar.com.

Kwale Royalty (Base Resources Limited)

Osisko holds a 1.5% gross revenue royalty on the rutile, ilmenite and zircon produced from the Kwale mine (Central and South Dunes orebodies), operated by Base Resources Limited ("Base Resources") and located 10 kilometres inland from the Kenyan coast and 50 kilometres south of Mombasa.

Update on operations

In October 2020, Base Resources reported highlights of its September 2020 quarter operations. Mining operations continued steadily on the South Dune orebody with mined tonnage of 3.9 million tonnes at an average grade of 3.2% heavy mineral. Mined tonnage was lower than the previous quarter due to a planned eight-day stoppage in July to move the mining collection hopper further south.

COVID-19 mitigation measures remain in place aimed at protecting the health and safety of their employees and neighbouring communities, including substantially modified workplace practices, with a reduced on-site workforce and a focus on hygiene and social distancing measures to minimise the risk of COVID-19 transmission.

Production in the third quarter reached 65,864 tonnes of ilmenite, 15,513 tonnes of rutile and 6,000 tonnes of zircon.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

For more information on the Kwale mine, refer to Base Resources' quarterly activities report for the September 2020 quarter available on their website at www.baseresources.com.au.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited's ("Taseko") attributable portion of the Gibraltar copper mine ("Gibraltar"), held by Gibraltar Mines Ltd. ("Gibco") and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production until the delivery to Osisko of 5.9 million ounces of silver and 35% of Gibco's share of silver production thereafter. As of June 30, 2020, a total of 0.6 million ounces of silver have been delivered under the stream agreement.

In April 2020, Osisko invested an additional $8.5 million to amend the silver stream to reduce the transfer price from US$2.75 per ounce of silver to nil. The amendment is effective for ounces deliverable after April 25, 2020.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine, operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada. In August 2020, the Company acquired the remaining 15% royalty interests that it did not already hold in a portfolio of assets, including NSR royalties on the Island Gold mine.

On December 11, 2019, Alamos provided its 2020 guidance for Island Gold of 130,000 to 145,000 ounces of gold. Due to COVID-19, operations were suspended on March 25, 2020 given the large portion of the workforce operating on a fly-in, fly-out basis and being housed within a camp located directly within the local community. Alamos withdrew its 2020 guidance on April 2, 2020. Island restarted the Island Gold mine operations in May 2020.

On July 29, 2020, Alamos updated its production guidance for Island Gold at 130,000 to 140,000 ounces of gold following the impact of COVID-19.

On October 28, 2020, Alamos reported a record 39,600 ounces of gold at the Island Gold mine in the third quarter, an 8% increase from the comparative period in 2019, reflecting higher grades mined and processed, well positioned to achieve annual guidance of 130,000 to 140,000 ounces. Underground mining rates averaged 1,209 tpd in the quarter, a 24% increase from the prior year period and in line with annual guidance of 1,200 tpd. Underground grades mined averaged 13.68 g/t Au, above full year guidance due to mine sequencing with higher grade transverse stopes mined in the quarter. Mined grades are expected to return to full year guided levels in the fourth quarter. Mill throughput of 1,103 tpd in the third quarter was consistent with the prior year period, but lower than tonnes mined due to unplanned down time. Mill recoveries of 97% were in line with the prior year quarter and budget.

On July 14, 2020, Alamos reported results of the positive Phase III Expansion Study conducted on its Island Gold mine. Based on the results of the study, the company announced that it would be proceeding with an expansion of the operation to 2,000 tonnes per day ("Shaft Expansion"). This follows a detailed evaluation of several scenarios which demonstrated the Shaft Expansion as the best option, having the strongest economics, being the most efficient and productive scenario, and the best positioned to capitalize on further growth in mineral reserves and resources. The Phase III Expansion Study highlights a potential average annual gold production of 236,000 ounces per year starting in 2025 upon completion of the shaft, representing a 72% increase from the mid-point of previously issued 2020 production guidance. In addition, it forecast a 16-year mine life, double the current eight year mineral reserve life. This estimate is based on a mineable mineral resource of 9.6 million tonnes grading 10.45 g/t Au containing 3.2 million ounces of gold.

On February 18, 2020, Alamos reported that mineral reserves and resources increased at Island Gold by a combined 921,000 ounces of gold, net of mining depletion, including a 21% increase in proven and probable mineral reserves to 1.22 million ounces (3.6 million tonnes grading 10.37 g/t Au), a 46% increase in inferred mineral resources to 2.30 million ounces (5.4 million tonnes grading 13.26 g/t Au) with grades also increasing 13% reflecting higher grade additions in Island East.

For more information, refer to Alamos' press release dated December 11, 2019 entitled "Alamos Gold Provides 2020 Production and Operating Guidance", Alamos' press release dated February 18, 2020 entitled "Alamos Gold Reports Mineral Reserves And Resources For The Year-Ended 2019", Alamos' press release dated March 24, 2020 entitled "Alamos Gold Announces 14 Day Suspension of Operations at Island Gold and Provides Update on Other COVID-19 Measures", Alamos' press release dated April 2, 2020 entitled "Alamos Gold Provides Update on Mulatos and Island Gold Operations", Alamos' press release dated April 29, 2020 entitled "Alamos Reports First Quarter 2020 Results", Alamos press release dated July 13, 2020 entitled "Alamos Gold Reports Additional High-Grade Intercepts Beyond Existing Mineral Resources Across Multiple Areas of Focus at Island Gold", Alamos' press release dated July 14, 2020 entitled "Alamos Gold Announces Phase III Expansion of Island Gold to 2,000 tpd" and Amalos's press release dated October 28, 2020 entitled "Alamos Gold Reports Third Quarter 2020 Results", all filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway Diamonds (Canada) Inc. ("Stornoway") and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

A credit bid transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company holding the Renard diamond mine, Stornoway Diamonds (Canada) Inc., which is considered as an associate since.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment which equals to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Update on operations

Stornoway announced in April that it has decided to keep the mine on care and maintenance, given the structural challenges still affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. The mine restarted its activities in September 2020 and the first sale from the restart of operations is expected in January 2021.

Amulsar Stream (Lydian Canada Ventures Corporation)

Osisko, through OBL, owns a 4.22% gold stream and 62.5% silver stream on the Amulsar project, owned by Lydian Canada Ventures Corporation ("Lydian") and located in southern Armenia.

Update on corporate activities

From June 2018 to mid-September 2020, illegal blockades had prevented access to the company’s Amulsar project. Despite its many public statements that there was no legal basis on which to prevent the company’s development of the Amulsar project, the Government of Armenia had failed to remove the illegal blockades and restore lawful access to the site. In July 2020, the company was privatized to reduce the carrying costs while working to resolve the illegal blockades and restart construction activities. As a result of the reorganization, Osisko became a 23.4% shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project, an associate of Osisko. Since mid-September 2020, the company has had uninterrupted access to the project and has been able to hire approximately 50 local workers to carry out basic cleaning and repair work.

Back Forty Stream (Aquila Resources Inc.)

Osisko owns an 18.5% gold stream (to be reduced to 9.25% after the delivery of 105,000 gold ounces) and a 85% silver stream on the Back Forty project, owned by Aquila Resources Inc. ("Aquila"), and located along the mineral-rich Penokean Volcanic Belt in Michigan's Upper Peninsula, USA. Aquila completed a preliminary economic assessment in 2014 that demonstrated strong economics and published results of an open pit feasibility study on August 1, 2018. Aquila has received the four key permits required to commence construction and operations at Back Forty. The company will work to secure additional permits prior to construction, including a dam safety permit in 2020. Gold production is targeted to reach a total of 468,000 ounces over the seven-year mine life, including 135,000 ounces in the first year. The stream agreement includes ongoing transfer payments to Aquila of 30% of the gold spot price (with a maximum of US$600 per ounce) and US$4.00 per ounce of silver.

On August 5, 2020, Aquila announced a positive preliminary economic assessment for its Back Forty project, including a 12-year mine life, production of over 1.5 million gold equivalent ounces with production in the first year of operations of 206,000 gold equivalent ounces.

For more information on the Back Forty project, refer to Aquila's web site (www.aquilaresources.com) and press releases filed on www.sedar.com, including the press release dated August 5, 2020 entitled "Aquila Resources Announces Positive Preliminary Economic Assessment For Its Back Forty Project".

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Impairment of assets

Renard mine diamond stream (Stornoway Diamonds (Canada) Inc.)

In March 2020, the selling price of diamonds decreased significantly as a result of the impact of the COVID-19 pandemic on the diamond market. On March 24, 2020, activities at the Renard diamond mine were suspended following the order by the Government of Québec to close all non-essential businesses in response to the COVID-19 outbreak, and on April 14, 2020, despite the announcement by the Government of Québec to include mining activities as an essential service, Stornoway announced the extension of the care and maintenance period of its operations due to depressed diamond market conditions. These were considered as indicators of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2020. The Company recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on the Renard diamond stream.

On March 31, 2020, the Renard diamond stream was written down to its estimated recoverable amount of $40.0 million, which was determined by the value-in-use using discounted cash-flows approaches and estimated probabilities of different restart scenarios. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, the expected long-term diamond prices per carat, a post-tax real discount rate of 8.1% and weighted probabilities of different restart scenarios.

A sensitivity analysis was performed by management for the long-term diamond price, the post-tax real discount rate and the weighting of the different scenarios (in isolation). If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $4.1 million ($3.0 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of $1.9 million ($1.4 million, net of income taxes). If the probabilities of the different restart scenarios had been 10% more negative than management's estimates, the Company would have recognized an additional impairment charge of $5.5 million ($4.0 million, net of taxes).

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or similar interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. ("Osisko Mining"), Osisko Metals Inc. ("Osisko Metals") and Falco Resources Ltd. ("Falco"). Certain equity positions, including Falco, are expected to be transferred to Osisko Development as part of the RTO transaction announced in October (please refer to the section Spin-out of Mining Assets and Creation of Osisko Development Corp. of this MD&A for more details).

Osisko may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the three and nine months ended September 30, 2020, Osisko acquired equity investments for $7.1 million and $31.9 million, respectively, and disposed of equity investments for $7.2 million and $10.6 million, respectively.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at September 30, 2020 (in thousands of dollars):

Investments	Carrying value(i)	Fair value(ii)
	$	$

Associates	123,946	214,741
Other	102,997	102,997
	226,943	317,738

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at September 30, 2020 for public entities and internal valuations for privately-owned entities.

Main Strategic Investments

The following table presents the main strategic investments of the Company in marketable securities as at September 30, 2020:

Company	Number of Shares Held	Ownership
		%

Osisko Mining	50,023,569	14.6
Osisko Metals	31,127,397	17.8
Falco	41,385,240	18.3

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall Lake gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall Lake gold project, for which a positive preliminary economic assessment was released in July 2018, and a 1% NSR royalty on other properties held by Osisko Mining.

In June 2020, Osisko Mining closed a $177 million "bought deal" brokered private placement. The net proceeds received from the placement will be used to advance the company's Windfall Lake gold project as well as for working capital and general corporate purposes. Osisko participated in the private placement and bought 4,054,000 units for a subscription amount of $14.8 million. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each full warrant entitles the holders to acquire one common share of Osisko Mining for 18 months from the closing date of the placement at a price of $5.25.

In February 2020, Osisko Mining announced an updated mineral resource estimate on Windfall Lake, increasing the indicated mineral resource estimate by 60% (added 452,000 ounces) and the inferred mineral resource estimate by 66% (added 1,572,000 ounces). The indicated mineral resources on the Windfall Lake gold project are now estimated at 1,206,000 ounces (4,127,000 tonnes grading 9.1 g/t Au) and inferred mineral resources are estimated at 3,938,000 ounces (14,532,000 tonnes grading 8.4 g/t Au), entirely above 1,200 metres vertical depth. For more information, refer to Osisko Mining's press release dated February 19, 2020 entitled "Osisko Windfall Updated Mineral Resource Estimate", filed on www.sedar.com.

In addition, a positive preliminary economic assessment on the Windfall Lake project was released in July 2018 with an after-tax internal rate of return of 33%. In October 2018, through the construction of an exploration ramp, Osisko Mining achieved access to Zone 27, wireframe 115, which was selected for the initial 5,000 tonne bulk sample to be processed in the fourth quarter of 2018. In December 2018, Osisko Mining released preliminary results from the first 2,078 tonnes mined. Results from processing 5,500 tonnes mined from Zone 27 bulk sample returned an average grade of 8.53 g/t Au. The bulk sample average grade was 26% higher than predicted by infill drilling on the resource block model. In December 2019, Osisko Mining announced results from processing 5,716 tonnes mined from the Lynx Zone exceeded expectations, returning an average grade of 17.8 g/t Au. For more information, refer to Osisko Mining's press release dated July 17, 2018 entitled: "Osisko Delivers Positive PEA For Windfall Project", Osisko Mining's press release dated June 11, 2019 entitled "Osisko Windfall Zone 27 Bulk Sample Returns 8.53 g/t reconciled" and Osisko Mining's press release dated December 11, 2019 entitled "Osisko Lynx Bulk Sample Returns 17.8g/t Au reconciled head grade, all filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

As at September 30, 2020, the Company holds 50,023,569 common shares representing a 14.6% interest in Osisko Mining (15.9% as at December 31, 2019). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Metals Incorporated

Osisko Metals is a Canadian base metal exploration and development company with a focus on zinc mineral assets. The company's flagship properties are the Pine Point mining camp, located in the Northwest Territories and the Bathurst mining camp, located in northern New Brunswick. The Company owns a 1.5% NSR royalty on the Pine Point mining camp (acquired in January 2020) and a 1% NSR royalty on the Bathurst mining camp.

Pine Point

On June 15, 2020, Osisko Metals released a positive independent preliminary economic assessment on the Pine Point project, including the results of an updated mineral resource estimate that converted approximately 25.5% of the global resource to the indicated mineral resource category. The preliminary economic assessment showed an estimated internal rate of return of 29.6% and a mine life of 10 years. The updated mineral resource estimate highlighted indicated mineral resources of 12.9 million tonnes grading 6.29% zinc equivalent ("ZnEq") (4.56% Zn and 1.73 Pb), representing approximately 25.5% of the declared tonnage in the updated 2020 mineral resource estimate. Inferred mineral resources are estimated at 37.6 million tonnes grading 6.80% ZnEq (4.89% Zn and 1.91 Pb).

The Pine Point mining camp has an inferred mineral resource of 52.4 million tonnes grading 4.64% zinc and 1.83% lead (6.47% ZnEq) as per the 2019 mineral resource estimate. Please refer to the National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") Technical Report entitled "Mineral Resource Estimate Update Pine Point Lead-Zinc Project" dated December 19, 2019 and filed on www.sedar.com for further information.

Bathurst

The Bathurst mining camp has indicated mineral resources of 1.96 million tonnes grading 5.77% zinc, 2.38% lead, 0.22% copper and 68.9 g/t silver (9.00% ZnEq) and inferred mineral resources of 3.85 million tonnes grading 5.34% zinc, 1.49% lead, 0.32% copper and 47.7 g/t silver (7.96% ZnEq) in the Key Anacon and Gilmour South deposits. Please refer to the Technical Report entitled "NI 43-101 Maiden Resource Estimate for the Bathurst Mining Camp, New Brunswick, Canada" dated April 4, 2019 and filed on www.sedar.com for further information.

As at September 30, 2020, the Company holds 31,127,397 common shares representing a 17.8% interest in Osisko Metals (17.9% as at December 31, 2019). The Company concluded that it exercises significant influence over Osisko Metals and accounts for its investment using the equity method.

Falco Resources Ltd.

Falco's main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. For more information, refer to Falco's press release dated October 16, 2017 and entitled: "Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project" and filed on www.sedar.com.

On October 27, 2020, Falco announced it has entered into agreements with Glencore Canada Corporation and its affiliated companies ("Glencore") related to its flagship Horne 5 project, located in Rouyn-Noranda, Québec.  The agreements include a $10.0 million senior secured convertible debenture bridge financing to fund the continued advancement of the Horne 5 project and life of mine copper and zinc concentrate offtake agreements.

In February 2019, Osisko provided Falco with a senior secured silver stream credit facility ("Falco Silver Stream") with reference to up to 100% of the future silver produced from the Horne 5 property ("Horne 5") located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6.00 per ounce. The Falco Silver Stream is secured by a first priority lien on the Project and all assets of Falco. The first installment of $25.0 million was made at the closing of the Falco Silver Stream.

On February 22, 2019, Osisko entered into an agreement to provide Falco with a secured senior loan of $10.0 million. The loan bears interests at a rate of 7%, compounded quarterly. The principal amount and accrued interests shall be payable on December 31, 2020. The loan will be used for the advancement of the Horne 5 Project and for general corporate purposes.

In addition to being subject to the applicable legal framework, the development of the Horne 5 project is subject to a contractual framework whereby the obtaining of the required license to operate from Glencore, is subordinated to the entering into a comprehensive financial guarantee arrangement in order to provide adequate financial protection to Glencore's neighboring Horne smelter.  Once this condition precedent will be achieved, Falco and Glencore will establish a work plan for the further development of the Horne 5 project, including operational parameters to be complied with by Falco in order to maintain the primacy of Glencore's operation, the whole, in accordance with the agreed upon contractual framework.  Based on the foregoing, Falco will not be carrying any dewatering activities prior to finalizing a satisfactory comprehensive financial guarantee framework with Glencore and thereafter agreeing on a mutually satisfactory work plan for the conduct of such activities. A comprehensive financial guarantee framework has been submitted to Glencore.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

For more information, refer to Falco's press release dated August 19, 2019 entitled: "Falco provides Horne 5 project development update" and Falco's press release dated October 27, 2020 entitled "Falco Enters Into Agreements With Glencore", both filed on www.sedar.com.

On February 11, 2020, Falco announced the acquisition of Golden Queen Mining Consolidated Ltd. ("Golden Queen"), which closed on March 27, 2020. Through this non-cash transaction, Falco gained access to approximately $4.2 million of cash at the closing of the transaction.

For more information, refer to Falco's press release dated March 27, 2020 entitled: "Falco Completes Acquisition of Golden Queen Mining Consolidated" and filed on www.sedar.com.

In July 2020, Benoit Brunet, Osisko's Vice-President, Business Strategy, was appointed to the board of directors of Falco.

As at September 30, 2020, the Company holds 41,385,240 common shares representing an 18.3% interest in Falco (19.9% as at December 31, 2019). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

  Promoting the mining industry and its benefits to society;
  Maintaining strong relationships with the Federal government and the Provincial, Municipal and First Nations governments in the regions in which it has significant assets;
  Supporting the economic development of regions where Osisko operates (directly or indirectly through its interests);
  Supporting university education in mining fields and employee development;
  Promoting diversity throughout the organization and the mining industry; and
  Encouraging investee companies to adhere to the same areas of focus in sustainability.

As part of its investment analysis process, the Company evaluates the risk and performance of the investee companies in the sustainability areas on projects where Osisko has a direct or indirect interest.

Mining Exploration and Evaluation / Development Activities

Cariboo gold project

During the three and nine months ended September 30, 2020, investments in mining assets and plant and equipment amounted to $17.3 million and $43.7 million, respectively, mostly on the Cariboo gold property, including $4.6 million and $10.0 million, respectively, in exploration and evaluation activities.

On November 21, 2019, Osisko acquired the Cariboo gold project located in the historical Cariboo Mining District of central British Columbia, Canada, through the acquisition of Barkerville. As announced in October 2020, Osisko will spin-out its mining assets, including the Cariboo gold project, to a new mining company, Osisko Development, that will concentrate on exploration and development activities of mining projects. Please refer to the section Spin-out of Mining Assets and Creation of Osisko Development Corp. of this MD&A for more details.

In September 2019, Barkerville filed an independent preliminary economic assessment ("PEA") prepared in accordance with National Instrument 43-101 for its 100% owned Cariboo gold project. The PEA provides a base case assessment of developing the project as an underground ramp-access mine with a gold pre-concentration plant in Wells and gold processing in its existing upgraded Quesnel River mill, for an after-tax internal rate of return of 28%. For more information, refer to Barkerville's NI 43-101 Technical Report dated September 17, 2019 and entitled "Preliminary Economic Assessment of the Cariboo Gold Project", filed on www.sedar.com under Barkerville's profile.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

In October 2020, Osisko announced an updated mineral resource estimate for the Cariboo gold project of 3.2 million ounces of gold (21.4 million tonnes grading 4.6 g/t Au) in the measured and indicated resource category, and 2.7 million ounces of gold (21.6 million tonnes grading 3.9 g/t Au) in the inferred resource category. Resource grades have some built-in dilution integrated through the process of modelling of "vein corridors" as opposed to individual veins, which, individually have gold grades that are commonly higher than 8.0 g/t Au. Metallurgical testing has shown that the mineralization can be effectively upgraded by flotation and x-ray transmission ore-sorting, owing to the strong association of gold with pyrite. The concentrates can then be processed at the wholly-owned QR mill. This mill is currently being refurbished to treat ore from the BC Vein mine being developed near Wells.

The mineral resource estimate is built upon nearly 500,000 meters of core from the 2015 to 2019 drill campaigns, and historically verified drill data using a total of 2,218 drill holes. A strong understanding of the controls of mineralization enabled Osisko's technical team to construct a mineral resource estimate constrained by lithology, alteration, structure and mineralization.

Cariboo Gold Project Mineral Resource Estimate at 2.1 g/t Au cut-off

Category	Deposit	Tonnes	Grade	Ounces
		('000)	(Au g/t)	('000)
Measured	Bonanza Ledge	240	5.1	39
Indicated	Bonanza Ledge	86	3.9	11
	BC Vein	1,192	4.7	179
	KL	393	3.3	42
	Lowhee	381	3.7	46
	Mosquito	783	6.0	150
	Shaft	10,889	4.7	1,644
	Valley	1,744	4.5	251
	Cow	5,734	4.5	838
Total Indicated Resources		21,201	4.6	3,160
Inferred	BC Vein	472	3.9	60
	KL	1,926	2.9	181
	Lowhee	1,032	3.2	105
	Mosquito	1,348	4.8	208
	Shaft	7,913	4.2	1,081
	Valley	5,683	4.0	722
	Cow	3,276	3.5	364
Total Measured and Indicated Resources		21,441	4.6	3,200
Total Inferred Resources		21,649	3.9	2,721

Mineral Resource Estimate notes:

1. The independent and qualified persons for the mineral resource estimates, as defined by NI 43-101, are Christine Beausoleil, P.Geo., and Carl Pelletier, P.Geo. (InnovExplo Inc.). The effective date of the mineral resource estimate is October 5, 2020.

2. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

3. The mineral resource estimate follows CIM Definition Standards.

4. A total of 334 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one (1) gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.

5. The estimate is reported for a potential underground scenario at cut-off grade of 2.1 g/t Au. The cut-off grades were calculated using a gold price of US$1,350 per ounce.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

The vein corridors comprising the Cariboo resource estimate are modelled to an average depth of 350 meters, exploration drilling has intersected mineralization at depths below 700 meters from surface. The Resulting Issuer will continue with the systematic exploration to further define and expand the known zones and develop greenfield targets on the remaining land package. The Resulting Issuer intends to drill from underground infrastructure once permitting and construction of an exploration drift is complete. The robust 3D litho-structural model that defines the controls of mineralization allows the exploration team to define additional mineral resources much more efficiently, with a high hit rate (80% of the drill holes intersect potentially economic mineralization), lowering the cost per discoverable ounce. This model can be applied to the remaining 65 kilometers of strike.

In accordance with NI 43-101, an updated technical report for the Cariboo will be filed on SEDAR (www.sedar.com) under Osisko's issuer profile and, in due course, the Resulting Issuer's issuer profile.

Presently, Osisko is carrying out on-site activities on the Cariboo gold property, investing in exploration activities, reclaiming certain historical sites and advancing technical studies towards a feasibility study and permitting. As a result of the COVID-19 pandemic, exploration activities had been temporarily suspended at the Cariboo gold property to ensure the health and security of the employees, but have resumed activities in June. A COVID-19 laboratory unit is being installed at the Cariboo gold camp to increase security and ensure the continuity of the exploration and development activities. The laboratory is expected to be operational during the month of November.

San Antonio gold project

Osisko acquired the San Antonio gold project in Sonora, Mexico for US$42 million, which will be spin-out to Osisko Development, and is expected to provide Osisko Development with near-term production. In return, Osisko will retain a 15% stream on a gold asset with a current inferred mineral resource of 1.05 million ounces from 27.6 million tonnes at 1.2 g/t Au.

The San Antonio gold project is a past producing mine that went into receivership as an oxide copper mine. Osisko Development will initially focus on amending existing permits to transition the mine production to a gold heap leach operation as it continues to evaluate the gold potential of the asset. The Company expects exploration potential to expand both oxide and sulphide resources as recent metallurgical testing has shown that the sulphide resources are amenable to heap leaching.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

The processing scenario assumes heap leaching of the mineralized material sourced from open pit mining. The mineral resource has been limited to mineralized material that occurs within optimized pit shells.

San Antonio Gold Project Mineral Resource Estimate

Category	Deposit	Tonnes	Gold Grade	Silver Grade	Gold Ounces	Silver Ounces
		('000)	g/t	g/t	('000)	('000,000)
Inferred	Golfo de Oro	11,700	1.3	2.7	503	1.0
	California	4,900	1.2	2.1	182	0.3
	Sapuchi	11,100	1.0	3.4	364	1.2
Total Inferred Resources		27,600	1.2	2.9	1,049	2.5

Mineral Resource Estimate notes:

1. The independent and qualified person for the mineral resource estimates, as defined by NI 43-101, is Leonardo de Souza, MAusIMM (CP), of Talisker Exploration Services Inc.

2. The gold cut-off grade applied to oxide, transition and sulphide ore are 0.32 g/t Au, 0.36 g/t Au and 0.42 g/t Au, respectively.

3. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

4. The mineral resource estimate follows CIM Definition Standards.

5. The estimate is reported for a potential open pit scenario assuming US$1,550 per ounce of gold.

6. Results are presented in-situ. Ounce (troy) = metric tonnes x grade / 31.103. Calculations used metric units (metres, tonnes, g/t). Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.

7. Talisker Exploration Services Inc. is not aware of any known environmental, permitting, legal, title-related, taxation, socio- political, marketing or other relevant issues that could materially affect the mineral resource estimate other than those that may be disclosed in a NI 43-101 compliant technical report.

Properties under earn-in agreements (James Bay area)

In 2016, Osisko entered into earn-in agreements with Osisko Mining. On July 5, 2019, Osisko Mining completed a spinout transaction, which resulted in, among other things, Osisko Mining transferring certain assets to O3 Mining Inc. ("O3 Mining"), including properties under earn-in agreements with Osisko. As a result of the earn-in agreements, the exploration and evaluation activities had been significantly reduced.

In October 2020, Osisko announced the spin-out of its mining assets, including the properties in the James Bay area, to  Osisko Development. As part of the transaction, the earn-in agreements with O3 Mining were terminated, so Osisko Development will have complete control over the properties for their exploration and development activities. Osisko Development intends to review each property in the coming months to maximize their potential value. Please refer to the section Spin-out of Mining Assets and Creation of Osisko Development Corp. of this MD&A for more details.

As at September 30, 2020, the net book value of the James Bay properties, excluding the Coulon zinc project, amounted to $31.7 million.

Coulon zinc project

As part of the RTO transaction announced in October 2020, Osisko will spin-out the Coulon zinc project to Osisko Development. The Coulon zinc project is located in the Middle North of the Province of Québec, Canada, and has a net book value of $10.0 million as at September 30, 2020.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Quarterly Dividends

The Board of Directors has approved the initiation of the Company's quarterly dividend program on November 17, 2014.

The following table provides details on the dividends declared and paid or payable:

Declaration date	Dividend per share	Record date(i)	Payment date(i)	Dividends paid or payable
	$			$

Year 2014	0.03	n/a	n/a	1,551,000
Year 2015	0.13	n/a	n/a	12,229,000
Year 2016	0.16	n/a	n/a	17,037,000
Year 2017	0.18	n/a	n/a	24,275,000
Year 2018	0.20	n/a	n/a	31,213,000
Year 2019	0.20	n/a	n/a	29,976,000

February 19, 2020	0.05	March 31, 2020	April 15, 2020	7,879,000
May 12, 2020	0.05	June 30, 2020	July 15, 2020	8,259,000
August 5, 2020	0.05	September 30, 2020	October 15, 2020	8,341,000
November 9, 2020	0.05	December 31, 2020	January 15, 2021	tbd(ii)
Year-to-date 2020	0.20

(i) Not applicable ("n/a") for annual summaries.

(ii) To be determined ("tbd") on December 31, 2020 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at September 30, 2020, the holders of 9.8 million common shares had elected to participate in the DRIP, representing dividends payable of $0.5 million. During the three and nine months ended September 30, 2020, the Company issued 98,320 and 236,615 common shares, respectively, under the DRIP, at a discount rate of 3%. On October 15, 2020, 31,558 common shares were issued under the DRIP at a discount rate of 3%.

Normal Course Issuer Bid

In December 2019, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2019 NCIB program, Osisko may acquire up to 13,681,732 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2019 NCIB program are authorized until December 11, 2020. Daily purchases will be limited to 126,674 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2019, being 506,698 common shares.

During the three months ended March 31, 2020, the Company purchased for cancellation a total of 429,722 common shares under the 2019 NCIB Program for $3.9 million (average acquisition cost of $9.15 per share). The Company did not purchase any common shares under the 2019 NCIB program during the three months ended June 30, 2020 and September 30, 2020.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Gold Market and Currency

Gold Market

Gold has rallied steadily since mid-March, to reach multi-year highs over US$2,075 per ounce in August. Bullion continued to deliver strong performance and was up 24% year-to-date through September 30, 2020. Prices have posted a strong close at US$1,887 compared to the last pm fix of the second quarter of 2020 of US$1,768 per ounce.  The average price per ounce for the third quarter of 2020 was US$198 higher to US$1,909, the highest quarterly average ever and US$436 higher on a year-over-year basis.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2020-Q3 (YTD)	$2,067	$1,474	$1,735	$1,887
2019	1,545	1,270	1,393	1,515
2018	1,355	1,178	1,268	1,279
2017	1,346	1,151	1,257	1,291
2016	1,366	1,077	1,251	1,146

In Canadian dollar terms, the average price per ounce of gold averaged $2,542 in the third quarter of 2020, compared to $2,370 in the second quarter of 2020 and $2,129 in the first quarter of 2020. The gold price closed the third quarter of 2020 at $2,517 per ounce, $107 higher than June 30, 2020.

Currency

The dollar traded between a range of 1.3042 to 1.3616 in the third quarter of 2020 to close at 1.3339 on September 30, 2020 compared to a close of 1.3628 on June 30, 2020. The Canadian dollar averaged 1.3321 in the third quarter of 2020 compared to 1.3853 in the second quarter of 2020 and 1.3204 in the third quarter of 2019.

The Bank of Canada has taken proactive measures in light of the negative effects to Canada's economy arising from the COVID-19 pandemic and the drop in oil prices. The Bank of Canada lowered its target for the overnight rate by 150 points in just 23 days in March bringing it to an historic low of 0.25%.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2020-Q3 (YTD)	1.4496	1.2970	1.3541	1.3339
2019	1.3600	1.2988	1.3269	1.2988
2018	1.3642	1.2288	1.2957	1.3642
2017	1.3743	1.2128	1.2986	1.2545
2016	1.4589	1.2544	1.3248	1.3427

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Revenues	55,707	109,235	149,070	341,567
Cash margin (2)	40,471	31,816	103,606	93,951
Gross profit	30,806	20,851	71,549	58,785

Impairment of royalty, stream and other interests	-	(60,800)	(26,300)	(99,700)

Operating income (loss)	22,907	(38,295)	22,400	(53,351)
Net earnings (loss)	12,514	(45,924)	12,244	(79,020)
Net earnings (loss) per share - basic and diluted (3)	0.08	(0.32)	0.08	(0.52)

Total assets	2,200,070	1,948,355	2,200,070	1,948,355
Total long-term debt	421,590	347,638	421,590	347,638

Average selling price of gold (per ounce sold)
In C$ (4)	2,545	1,952	2,343	1,810
In US$	1,913	1,478	1,738	1,361

Operating cash flows	36,123	28,294	75,345	74,394

Dividend per common share	0.05	0.05	0.15	0.15

Weighted average shares outstanding (in thousands)
Basic	166,110	144,446	162,321	151,570
Diluted (3)	166,397	144,446	162,412	151,570

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(3) As a result of the net loss, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share for the three and nine months ended September 30, 2019.

(4) Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Overview of Financial Results

Financial Summary - Third quarter of 2020

  Revenues from royalties and streams of $41.2 million ($55.7 million including offtakes) compared to $33.9 million ($109.2 million including offtakes) in Q3 2019;
  Gross profit of $30.8 million compared to $20.9 million in Q3 2019;
  Operating income of $22.9 million compared to operating loss of $38.3 million in Q3 2019;
  Net earnings of $12.5 million or $0.08 per basic and diluted share, compared to a net loss of $45.9 million or $0.32 per basic and diluted share in Q3 2019;
  Adjusted earnings1  of $17.5 million or $0.11 per basic share1 compared to $17.5 million or $0.12 per basic share in Q3 2019; and
  Cash flows provided by operating activities of $36.1 million compared to $28.3 million in Q3 2019.

Revenues from royalties and streams increased by $7.3 million in the third quarter of 2020 compared to the third quarter of 2019 as a result of higher gold prices, despite the remaining impacts of the mines closures due to the COVID-19 pandemic. Total revenues, including offtakes, decreased, mainly as a result of the sale of the Brucejack gold offtake on September 15, 2019, partially offset by higher gold prices. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by OBL, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The profit margin is highly impacted by the volatility of commodity prices during the quotational period.

Gross profit amounted to $30.8 million in the third quarter of 2020 compared to gross profit of $20.9 million in the third quarter of 2019. The increase is mainly due to a higher cash margin as a result of a higher gold price and lower depletion of royalty, stream and other interests.

In the third quarter of 2020, the Company generated an operating income of $22.9 million compared to an operating loss of $38.3 million in the third quarter of 2019. The operating income is the result of a higher gross profit, partially offset by higher general and administrative ("G&A") expenses and business development expenses. G&A expenses increased in the third quarter of 2020 to $6.0 million compared to $4.6 million in the third quarter of 2019 as a result of higher share-based compensation expense, higher professional fees and the integration of Barkerville to the consolidated results. Business development expenses increased to $1.9 million in the third quarter of 2020 compared to $1.4 million in the third quarter of 2019, mainly as a results of additional professional fees related to the RTO transaction. In 2019, the Company recorded impairment charges of $60.8 million.

During the third quarter of 2020, the Company generated net earnings of $12.5 million compared to a net loss of $45.9 million in the third quarter of 2019. The variance is mainly due to impairment charges on royalty, stream and offtake interests of $60.8 million in 2019, including an impairment charge of $47.2 million on the Renard diamond stream interest and an impairment charge of $13.1 million on the Amulsar stream and offtake interests, as well as a gain on disposal of the Brucejack offtake. Excluding the impairment charges and the gain on the disposal of the offtake, operating income would have been $14.9 million in the third quarter of 2019.

Adjusted earnings1 were $17.5 million in the third quarter of 2020, consistent with the third quarter of 2019. The higher gross profit of $10.0 million in 2020 was offset by the gain on disposal of the Brucejack offtake in 2019 and higher G&A and business development expenses in 2020.

Net cash flows provided by operating activities in the third quarter of 2020 was $36.1 million compared to $28.3 million in the third quarter of 2019. Before changes in non-cash working capital items, cash flows from operations increased to $31.7 million from $25.1 million, as a result of the higher cash margin, partially offset by higher operating expenses.

______________________________________

1   "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Financial Summary - first nine months of 2020

  Revenues from royalties and streams of $107.8 million ($149.1 million including offtakes) compared to $101.2 million ($341.6 million including offtakes) in the first nine months of 2019;
  Gross profit of $71.5 million compared to $58.8 million in the first nine months of 2019;
  Operating earnings of $22.4 million compared to an operating loss of $53.4 million in the first nine months of 2019;
  Net earnings of $12.2 million or $0.08 per basic and diluted share, compared to a net loss of $79.0 million or $0.52 per basic and diluted share in the first nine months of 2019;
  Adjusted earnings1  of $31.7 million or $0.20 per basic share1 compared to $31.6 million or $0.21 per basic share in the first nine months of 2019; and
  Cash flows provided by operating activities of $75.3 million compared to $74.4 million in the first nine months of 2019.

Revenues from royalties and streams increased in the first nine months of 2020 compared to the first nine months of 2019 as higher gold prices compensated for the reduced deliveries of precious metals under the royalty and stream agreements as a result of the COVID-19 pandemic. Total revenues, including offtakes, decreased, mainly as a result of the sale of the Brucejack gold offtake on September 15, 2019 and the COVID-19 pandemic impact, partially offset by higher gold prices. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by OBL, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The profit margin is highly impacted by the volatility of commodity prices during the quotational period.

Gross profit amounted to $71.5 million in the first nine months of 2020 compared to gross profit of $58.8 million in the first nine months of 2019. The increase is due to a higher cash margin and lower depletion of royalties, streams and other interests. The negative impact of the COVID-19 pandemic on the deliveries of precious metals was compensated by a higher gold price for the first 9 months of 2020.

In the first nine months of 2020, the Company generated operating earnings of $22.4 million, despite an impairment charge on the Renard diamond stream of $26.3 million ($19.3 million, net of income taxes). In the first nine months of 2019, the Company had an operating loss of $53.4 million as a result of an impairment charge of $86.1 million on the Renard diamond stream interest and an impairment charge of $13.1 million on the Amulsar stream and offtake interests. Excluding the impairment charges, operating income would have been $48.7 million in 2020 compared to $46.3 million in 2019, as a result of a higher gross profit, partially offset by higher operating expenses. The G&A expenses increased in the first nine months of 2020 to $18.1 million compared to $15.0 million in the first nine months of 2019 as a result of higher share-based compensation expense, higher professional fees and the integration of Barkerville to the consolidated results. Business development expenses decreased slightly to $4.7 million in the first nine months of 2020 compared to $4.9 million in the first nine months of 2019 as a result of a lower salary charge.

During the first nine months of 2020, the Company generated net earnings of $12.2 million compared to a net loss of $79.0 million in the first nine months of 2019. The variance is mainly due to operating earnings of $22.4 million in 2020 (compared to an operating loss of $53.4 million in 2019), a lower share of loss of associates of $3.9 million (compared to $14.7 million in 2019) and a gain on dilution of investments of $10.4 million in 2020 compared to other net losses on investments in 2019.

Adjusted earnings1 were $31.7 million in the first nine months of 2020, virtually unchanged compared to $31.6 million in the first nine months of 2019. Higher gross profit was offset by higher operating expenses and finance costs.

Net cash flows provided by operating activities in the first nine months of 2020 was $75.3 million compared to $74.4 million in the first nine months of 2019. Before changes in non-cash working capital items, cash flows from operating activities were $78.2 million in the first nine months of 2020 compared to $71.1 million in the first nine months of 2019.

______________________________________

1  "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three and nine months ended September 30, 2020 and 2019 (in thousands of dollars, except amounts per share):

		Three months ended September 30,		Nine months ended September 30,
		2020	2019	2020	2019
		$	$	$	$

Revenues	(a)	55,707	109,235	149,070	341,567

Cost of sales	(b)	(15,236)	(77,419)	(45,464)	(247,616)
Depletion of royalty, stream and other interests	(c)	(9,665)	(10,965)	(32,057)	(35,166)
Gross profit	(d)	30,806	20,851	71,549	58,785

Other operating expenses
General and administrative	(e)	(5,957)	(4,559)	(18,059)	(15,034)
Business development	(f)	(1,910)	(1,375)	(4,682)	(4,899)
Gain on disposal of an offtake interest		-	7,636	-	7,636
Exploration and evaluation		(32)	(48)	(108)	(139)
Impairment of assets	(g)	-	(60,800)	(26,300)	(99,700)

Operating income (loss)		22,907	(38,295)	22,400	(53,351)

Other revenues (expenses), net	(h)	(6,265)	(19,361)	(7,588)	(46,295)

Earnings (loss) before income taxes		16,642	(57,656)	14,812	(99,646)

Income tax expense (recovery)	(i)	(4,128)	11,732	(2,568)	20,626

Net earnings (loss)		12,514	(45,924)	12,244	(79,020)

Net earnings (loss) per share
Basic and diluted		0.08	(0.32)	0.08	(0.52)

(a) Revenues are comprised of the following:

	Three months ended September 30,
	2020			2019
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,545	13,488	34,329	1,952	46,468	90,684
Silver sold	31	591,639	18,522	23	537,591	12,203
Diamonds sold(i)	-	-	-	95	40,861	3,885
Other (paid in cash)	-	-	2,856	-	-	2,468
			55,707			109,235

(i) The Renard diamond mine was put on care and maintenance in March 2020, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. In September 2020, the mine restarted its activities.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

	Nine months ended September 30,
	2020			2019
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,343	37,102	86,887	1,810	158,933	287,630
Silver sold	25	1,973,404	49,530	21	1,582,809	33,467
Diamonds sold(i)	91	48,296	4,408	102	126,333	12,936
Other (paid in cash)	-	-	8,245	-	-	7,534
			149,070			341,567

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $91 (US$65) per carat in the first nine months of 2020 ($102 (US$77) in the first nine months of 2019). The average selling price includes 9,185 incidental carats sold outside of the run of mine sales at an average price of $19 (US$13) per carat in the first nine months of 2020 (20,110 incidental carats at an average price of $18 (US$14) per carat in the first nine months of 2019). Excluding the incidental carats, 39,111 carats were sold at an average price of $108 (US$77) per carat in the first nine months of 2020 (106,223 carats at an average price of $118 (US$89) per carat in the first nine months of 2019).

The decrease in gold ounces sold in 2020 is mainly the result of the sale of the Brucejack offtake on September 15, 2019 as well as the impact of the COVID-19 pandemic (to a lesser degree). The increase in silver ounces sold in 2020 is mainly the result of higher silver ounces acquired under the stream and offtake agreements.

(b) Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The decrease in 2020 is mainly the result of sale of the Brucejack offtake on September 15, 2019 and the impact of the COVID-19 pandemic (to a lesser degree).

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The decrease is due to the reduced deliveries of precious metals due to the COVID-19 pandemic, the mix of sales in 2020 compared to 2019, the sale of the Brucejack offtake on September 15, 2019 as well as the impact of impairment on the royalty, stream and offtake interests recognized in 2019.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

(d) The breakdown of gross profit per nature of interest is as follows (in thousands of dollars):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Royalty interests
Revenues	30,289	23,465	76,912	70,819
Cost of sales	(151)	(103)	(418)	(254)
Cash margin	30,138	23,362	76,494	70,565

Depletion	(5,096)	(4,377)	(15,760)	(15,294)
Gross profit	25,042	18,985	60,734	55,271

Stream interests
Revenues	10,954	10,456	30,898	30,383
Cost of sales	(1,347)	(3,016)	(5,932)	(9,910)
Cash margin	9,607	7,440	24,966	20,473

Depletion	(4,371)	(5,894)	(15,591)	(17,537)
Gross profit	5,236	1,546	9,375	2,936

Royalty and stream interests Cash margin	39,745	30,802	101,460	91,038
	96.4%	90.8%	94.1%	90.0%

Offtake interests
Revenues	14,464	75,314	41,260	240,365
Cost of sales	(13,738)	(74,300)	(39,114)	(237,452)
Cash margin	726	1,014	2,146	2,913
	5.0%	1.3%	5.2%	1.2%

Depletion	(198)	(694)	(706)	(2,335)
Gross profit	528	320	1,440	578

Total - Gross profit	30,806	20,851	71,549	58,785

(e) G&A increased to $6.0 million in the third quarter of 2020 compared to $4.6 million in the third quarter of 2019, and increased to $18.1 million in the first nine months of 2020 compared to $15.2 million in the first nine months of 2019, as a result of higher share-based compensation, higher professional fees and the integration of Barkerville to the consolidated results.

(f) Business development expenses increased to $1.9 million in the third quarter of 2020 compared to $1.4 million in the third quarter of 2019, mainly as a results of additional professional fees related to the RTO transaction. For the first nine months of 2020, business development expenses decreased slightly to $4.7 million from $4.9 million in the corresponding period of 2019.

(g) During the first nine months of 2020, the Company recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream. The impairment charge is explained in the Impairment of assets section of this MD&A.

In the third quarter of 2019, the Company recorded impairment charges of $60.8 million ($48.1 million, net of income taxes), including $47.2 million ($34.6 million, net of income taxes) on its Renard diamond stream and US$9.9 million ($13.1 million) on its Amulsar stream and offtake interests. During the first nine months of 2019, the Company also recorded an additional impairment charge of $38.9 million ($28.6 million, net of income taxes) on its Renard diamond stream.

(h) Other expenses, net, of $6.3 million in the third quarter of 2020 include finance costs of $6.4 million, a share of loss of associates of $0.8 million and a loss on foreign exchange of $0.4 million, partially offset by interest income of $1.3 million.

Other expenses, net, of $19.4 million in the third quarter of 2019 include finance costs of $5.8 million, a share of loss of associates of $4.1 million and losses on investments of $11.0 million (mainly from an impairment charge of $12.5 million ($10.8 million, net of income taxes) on its net investment in Falco), partially offset by interest and dividend income of $1.1 million.

Other expenses, net, of $7.6 million in the first nine months of 2020 include finance costs of $19.9 million and a share of loss of associates of $3.9 million, partially offset by a net gain on investments of $11.5 million (including a gain on dilution of investments in associates of $10.4 million), interest revenues of $3.5 million and a foreign exchange gain of $1.3 million.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Other expenses, net, of $46.3 million in the first nine months of 2019 include finance costs of $17.4 million, a share of loss of associates of $14.7 million and a net loss on investments of $16.3 million (mainly from an impairment charge of $12.5 million ($10.8 million, net of income taxes) on its net investment in Falco and a net loss on disposal of investments of $4.2 million resulting mostly from the equity investments transferred or sold as part of a share repurchase transaction), partially offset by interest and dividend income of $3.2 million.

(i) The effective income tax rate for the third quarter of 2020 is 24.8% compared to 20.3% in the third quarter of 2019. The effective income tax rate for the first nine months of 2020 is 17.3% compared to 20.7% in the first nine months of 2019. The statutory rate is 26.5% in 2020 and 26.6% in 2019. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. Cash taxes of $0.5 million and $1.0 million were paid during the three and nine months ended September 30, 2020, respectively ($0.3 million and $0.6 million for the three and nine months ended September 30, 2019, respectively).

Liquidity and Capital Resources

As at September 30, 2020, the Company's cash position amounted to $160.7 million compared to $108.2 million as at December 31, 2019. Significant variations in the liquidity and capital resources in the first nine months 2020 are explained below under the Cash Flows section.

On April 1, 2020, the Company completed a private placement of 7,727,273 common shares at a price of $11.00 per common share for total gross proceeds of $85.0 million with Investissement Québec. The net proceeds from the private placement will be used for general working capital purposes. The common shares issued under the private placement are subject to a four-month hold period from the date of issuance. Fees related to the private placement amounted to $0.2 million.

The Company has a revolving credit facility (the "Facility") of $400.0 million with a maturity date of November 14, 2023. The Facility has an additional uncommitted accordion of up to $100.0 million for a total availability of up to $500.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets, present and future (including the royalty, stream and other interests). In March 2020, the Company drew US$50.0 million on its credit facility to increase its liquidities in light of the uncertainties created by the COVID-19 pandemic. The amount outstanding as at September 30, 2020 was US$65.0 million ($86.7 million). As at September 30, 2020, the unused portion of the credit facility, excluding the $100.0 million accordion, was $313.3 million.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Cash flows
Operations	31,697	25,051	78,187	71,135
Working capital items	4,426	3,243	(2,842)	3,259
Operating activities	36,123	28,294	75,345	74,394
Investing activities	(74,166)	53,945	(156,488)	27,358
Financing activities	(707)	(43,164)	136,206	(150,843)
Effects of exchange rate changes on cash and cash equivalents	(2,516)	1,038	(2,581)	(1,472)
(Decrease) increase in cash	(41,266)	40,113	52,482	(50,563)
Cash - beginning of period	201,971	83,589	108,223	174,265
Cash - end of period	160,705	123,702	160,705	123,702

Operating Activities

Third quarter of 2020

Cash flows provided by operating activities in the third quarter of 2020 amounted to $36.1 million compared to $28.3 million in the third quarter of 2019.  The increase is mainly due to the higher gold price which increased the cash margin (revenues less cost of sales) by $8.7 million. Higher G&A and business development expenses were offset by a higher positive impact of $1.2 million from the non-cash working capital items. Before changes in non-cash working capital items, cash flows from operations increased to $31.7 million from $25.1 million.

First nine months of 2020

Cash flows provided by operating activities for the first nine months of 2020 amounted to $75.3 million compared to $74.4 million in the first nine months of 2019. The COVID-19 pandemic impacted negatively the sales mostly in the second quarter of 2020, but the effect was more than offset by a higher cash margin during the first and third quarter of 2020 from higher realized gold prices. Before changes in non-cash working capital items, cash flows from operations increased to $78.2 million from $71.1 million. The negative impact of the non-cash working capital items in 2020 is due to the payment of severance accrued in 2019, the payment of the 2019 bonuses, higher amounts receivable and a reduction in accounts payable and accrued liabilities from suppliers. In 2019, the Company had benefited from a significant reduction in accounts receivable.

Investing Activities

Third quarter of 2020

Cash flows used in investing activities amounted to $74.2 million in the third quarter of 2020 compared to cash provided by investing activities of $53.9 million in the third quarter of 2019.

In the third quarter of 2020, Osisko acquired the San Antonio gold project for US$42.0 million, including US$30.0 millon ($40.0 million) in cash and US$12.0 million in shares. In addition, the Company paid US$4.8 million ($6.3 million) in value-added tax on the acquisition of the assets and $2.4 million in transaction costs. The Company also invested $12.5 million to acquire the remaining 15% royalty interests that it did not already hold in a portfolio of assets, including NSR royalties on the Island Gold and Lamaque mines and invested $8.4 million to acquire marketable securities and notes receivable. Investments in mining interests and plant and equipment were $16.1 million, mainly on the Cariboo gold property. The Company received proceeds of $7.2 million from the sale of marketable securities and generated $4.8 million following a reduction in restricted cash (from a bond held for site restauration on the Cariboo property).

During the third quarter of 2019, Osisko invested $7.4 million in marketable securities, $43.5 million in royalty and stream interests, including US$25.0 million ($33.4 million) to improve its Mantos Blancos silver stream, and disbursed $9.6 million in short-term investments. Proceeds on disposal of investments (Victoria) generated $71.4 million during the third quarter of 2019 and proceeds from disposal of royalty and offtake interests generated $43.2 million, mainly from the sale of the Brucejack offtake.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

First nine months of 2020

Cash flows used in investing activities amounted to $156.5 million in the first nine months of 2020 compared to cash provided by investing activities of $27.4 million in the first nine months of 2019.

During the first nine months of 2020, Osisko acquired the San Antonio gold project for US$42.0 million, including US$30.0 millon ($40.0 million) in cash and US$12.0 million in shares. In addition, the Company paid US$4.8 million ($6.3 million) in value-added tax on the acquisition of the assets and $2.4 million in transaction costs. Osisko also invested $42.3 million in marketable securities and notes receivable (including $14.8 million for an additional investment in Osisko Mining and $6.0 million to acquired common shares of Minera Alamos Inc.), and $36.9 million in acquisitions of royalty and stream interests (including $12.5 million to acquire the remaining 15% royalty interests that it did not already hold in a portfolio of assets, including NSR royalties on the Island Gold and Lamaque mines, $8.5 million to improve the Gibraltar silver stream, $6.5 million to acquire a 1.5% NSR royalty on the Pine Point project and $5.0 million to acquire a 3% NSR on the Santana gold project being developed by Minera Alamos Inc.). Investments in mining interests and plant and equipment were $42.5 million, mainly on the Cariboo gold property. The Company received proceeds of $10.6 million from the sale of marketable securities and generated $4.8 million following a reduction in restricted cash (from a bond held for site restauration on the Cariboo property).

During the first nine months of 2019, Osisko invested $47.9 million in marketable securities, including $15.0 million in Victoria and $7.5 million in Barkerville, and $71.5 million in acquisitions of royalty and stream interests, including US$25.0 million ($33.4 million) to improve its Mantos Blancos silver stream, the last payments totalling $19.6 million on the Dublin Gulch property NSR royalty (hosting the Eagle Gold project which started production in the third quarter of 2019) and a net payment of $5.0 million on the Falco Silver Stream. The Company also disbursed $25.8 million in short-term investments, including a $10.0 million loan to Falco. Proceeds on disposal of investments generated $129.9 million (mainly for the disposal of the investments in Dalradian Resources Inc. and Victoria Gold Corp.) and proceeds from disposal of royalty and offtake interests generated $43.2 million, mainly from the sale of the Brucejack offtake.

Financing Activities

Third quarter of 2020

In the third quarter of 2020, cash flows used in financing activities amounted to $0.7 million compared to $43.2 million in the third quarter of 2019.

In the third quarter of 2020, the exercise of share options and shares issued under the share purchase plan generated $6.2 million. The Company paid dividends of $6.9 million to its shareholders.

In the third quarter of 2019, Osisko paid $71.4 million to acquire and cancel common shares held by Orion Mine Finance. The Company also paid $6.7 million in dividends. The exercise of share options and shares issued under the share purchase plan generated $15.4 million. The Company also drew down its revolving credit facility by US$15.0 million ($19.8 million).

First nine months of 2020

In the first nine months of 2020, cash flows provided by financing activities amounted to $136.2 million compared to cash used in financing activities of $150.8 million in the first nine months of 2019.

In the first nine months of 2020, the Company completed a private placement of $85.0 million with Investissement Québec. Osisko drew its revolving credit facility by US$50.0 million ($71.7 million), paid dividends of $21.1 million to its shareholders and invested $3.9 million under its NCIB program. The exercise of share options and shares issued under the share purchase plan generated $7.4 million.

In the first nine months of 2019, Osisko repaid its revolving credit facility by $30.0 million, paid $129.5 million to acquire and cancel common shares held by Orion Mine Finance, $11.9 million under the 2018 NCIB program and $20.5 million in dividends to its shareholders. The exercise of share options and shares issued under the share purchase plan generated $21.7 million. The Company also drew down its revolving credit facility by US$15.0 million ($19.8 million).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2020			2019				2018
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

GEOs	16,739	12,386	18,159	20,479	18,123	19,651	19,753	20,005
Cash and cash equivalents	160,705	201,971	158,325	108,223	123,702	83,589	108,497	174,265
Short-term investments	21,568	21,105	21,228	20,704	25,844	16,165	13,119	10,000
Working capital	110,333	162,996	117,090	112,494	150,845	89,668	107,328	174,596
Total assets	2,200,070	2,128,588	2,016,189	1,947,253	1,948,355	2,042,960	2,160,816	2,234,646
Total long-term debt	421,590	421,652	423,499	349,042	347,638	326,050	324,355	352,769
Equity	1,638,178	1,604,676	1,492,346	1,493,446	1,506,287	1,534,872	1,727,396	1,771,595
Revenues	55,707	40,758	52,605	51,032	109,235	131,606	100,726	115,337
Net cash flows from operating activities	36,123	15,422	23,800	17,204	28,294	21,350	24,750	18,559
Impairment of assets, net of income taxes	1,281	3,117	(19,300)	(148,600)	(58,952)	-	(28,600)	(123,655)
Net earnings (loss)	12,514	13,048	(13,318)	(155,175)	(45,924)	(6,547)	(26,549)	(113,882)
Basic and diluted net earnings (loss) per share	0.08	0.08	(0.09)	(1.04)	(0.32)	(0.04)	(0.17)	(0.73)
Weighted average shares outstanding (000's)
- Basic	166,110	164,733	155,374	149,912	144,446	154,988	155,059	156,336
- Diluted	166,397	164,815	155,374	149,912	144,446	154,988	155,059	156,336
Share price - TSX - closing	15.75	13.56	10.50	12.62	12.31	13.65	15.01	11.97
Share price - NYSE - closing	11.83	10.00	7.44	9.71	9.30	10.44	11.24	8.78
Warrant price - TSX - closing
OR.WT	0.34	0.31	0.16	0.25	0.445	0.51	0.80	0.37
Debenture price - TSX - closing(2)
OR.DB	104.00	101.34	94.75	101.08	101.75	102.90	103.00	98.99
Price of gold (average US$)	1,909	1,711	1,583	1,481	1,485	1,309	1,304	1,226
Closing exchange rate(3) (US$/Can$)	1.3339	1.3628	1.4187	1.2988	1.3243	1.3087	1.3363	1.3642

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Osisko 4% convertible debentures is presented by tranche of nominal value of $100.00.

(3) Bank of Canada Daily Rate.

During the third quarter of 2020, the Company acquired the San Antonio gold project in Mexico for US$42.0 million, including $US30.0 million paid in cash and US$12.0 million paid in shares. During the second quarter of 2020, the Company completed a private placement of $85.0 million with Investissement Québec. During the first quarter of 2020, the Company drew US$50.0 million on its revolving credit facility and recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream.

During the fourth quarter of 2019, the Company acquired Barkerville for $241.7 million, paid in shares. The Company also incurred impairment charges on assets of $148.6 million ($129.0 million, net of income taxes).

During the third quarter of 2019, the Company repurchased 5,066,218 of its common shares from Orion for $71.4 million, paid in cash (from the sale of all common shares held by Osisko in Victoria). The Company sold its Brucejack offtake for US$41.3 million, of which US$31.2 million ($41.3 million) were received on September 30, 2019. The Company also incurred impairment charges of $48.1 million (net of income taxes) on its royalty, stream and other interests and an impairment charge of $10.8 million (net of income taxes) on a net investment in an associate.

During the second quarter of 2019, the Company repurchased 7,319,499 of its common shares from Orion for $103.2 million, paid in cash (from the sale of all of the common shares held by Osisko in Dalradian) and in the form of the transfer of investments in associates and other investments. During the first quarter of 2019, the Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream and fully reimbursed the outstanding amount of $30.0 million under its revolving credit facility.

During the fourth quarter of 2018, Osisko received the payment of US$118.5 million ($159.4 million) from Pretium in regards to its election to exercise its option to fully repurchase by December 31, 2018 OBL's interest in the Brucejack gold and silver stream. The Company recorded impairment charges of $166.3 million ($123.7 million, net of income taxes) including $148.5 million on the Éléonore NSR royalty ($109.1 million, net of income taxes) and reimbursed $71.7 million on its credit facility.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Outlook

On March 23, 2020, given the uncertainties with respect to future developments related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak, the actions taken to contain or treat the COVID-19 outbreak, and impacts on mining operations, Osisko announced the withdrawal of its 2020 production guidance until further notice.

As the main mining assets on which Osisko holds a royalty, stream or other interest have since returned to operations, Osisko has updated its guidance for the six months and the year ending December 31, 2020. This guidance excludes any potential impact on GEOs and cash margins from the Renard diamond mine or if additional periods of care and maintenance were announced in light of the development of the COVID-19 pandemic.

	Six months ending December 31, 2020 (i)			Year ending December 31, 2020 (i)
	Low	High	Cash margin	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)	(GEOs)	(GEOs)	(%)

Royalty interests	24,800	26,250	100	45,500	46,950	100
Stream interests	8,000	8,450	87	17,150	17,650	81
Offtake interests	200	300	2	850	900	3
	33,000	35,000		63,500	65,500

(i) Excluding any potential revenues from the Renard diamond mine for the six months ending December 31, 2020.

For the full year 2020 guidance, actual results were used for the first semester and added to the forecast for the second semester of the year. For the outlook of the last 6 months of 2020, silver and cash royalties have been converted to GEOs using commodity prices of US$1,900 per ounce of gold, US$22 per ounce of silver and an exchange rate (US$/C$) of 1.33.

Segment disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and similar interests, and (ii) the exploration, evaluation and development of mining projects. All of the Company's assets and revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment, with the exception of mining interests, plant and equipment (other than right-of-use assets), and exploration and evaluation assets, which are attributable to the exploration and development of mining projects operating segment.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment. Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the nine months ended September 30, 2020 and 2019, royalty, stream and other interest revenues were mainly earned from the following jurisdictions (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2020

Royalties	73,207	362	52	3,291	-	76,912
Streams	8,527	13,960	1,449	-	6,962	30,898
Offtakes	41,260	-	-	-	-	41,260

	122,994	14,322	1,501	3,291	6,962	149,070

2019

Royalties	67,731	228	47	2,813	-	70,819
Streams	15,485	8,087	1,244	-	5,567	30,383
Offtakes	240,365	-	-	-	-	240,365

	323,581	8,315	1,291	2,813	5,567	341,567

(i) 66% of revenues from North America were generated from Canada and the United States for the nine months ended September 30, 2020 (91% for the nine months ended September 30, 2019).

For the nine months ended September 30, 2020, one royalty interest generated revenues of $46.5 million ($45.1 million for the nine months ended September 30, 2019), which (excluding revenues generated from the offtake interests) represented 43% of revenues (43% of revenues for the nine months ended September 30, 2019).

For the nine months ended September 30, 2020, revenues generated from precious metals and diamonds represented 95% and 3% of revenues, respectively (93% and 4% excluding offtakes, respectively). For the nine months ended September 30, 2019, revenues generated from precious metals and diamonds represented 95% and 4% of revenues, respectively (84% and 14% excluding offtakes, respectively).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Royalty, stream and other interests, net - Geographic net assets

The following table summarizes the royalty, stream and other interests by country, as at September 30, 2020 and December 31, 2019, which is based on the location of the property related to the royalty, stream or other interests (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

September 30, 2020

Royalties	573,629	31,524	9,924	8,646	-	15,215	638,938
Streams	178,140	195,131	1,838	-	29,746	57,937	462,792
Offtakes	6,177	-	8,506	-	4,940	-	19,623

	757,946	226,655	20,268	8,646	34,686	73,152	1,121,353

December 31, 2019

Royalties	560,246	31,657	9,961	10,488	-	15,215	627,567
Streams	194,344	198,021	2,435	-	28,963	59,401	483,164
Offtakes	6,689	-	8,282	-	4,810	-	19,781

	761,279	229,678	20,678	10,488	33,773	74,616	1,130,512

(i) 96% of net interests from North America are located in Canada and the United States as at September 30, 2020 and December 31, 2019.

Exploration, evaluation and development of mining projects

The assets and expenses related to the exploration, evaluation and development of mining projects are located in Canada and in Mexico, and are detailed as follow as at September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019:

		September 30, 2020		December 31, 2019
		$		$
Assets
Inventories (Mexico)		27,307		-
Inventories (Canada)		1,685		1,656
Mining interests, plant and equipment (Canada)		388,282		343,693
Mining interests, plant and equipment (Mexico)		55,089		-
Exploration and evaluation assets (Canada)		41,711		41,725
Exploration and evaluation assets (Mexico)		1,439		1,224
		515,513		388,298

		Nine months ended September 30,
		2020		2019
	$		$
Expenses
Exploration and evaluation (Canada)		108		139

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Related Party Transactions

During the three and nine months ended September 30, 2020 and 2019, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and access to offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of income (loss) (in thousands of dollars):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	281	294	833	693
Business development expenses	173	705	729	1,871

Total amounts invoiced to associates	454	999	1,562	2,564

An amount of $0.9 million (including sales taxes) is receivable from associates and included in amounts receivable as at September 30, 2020 ($0.5 million as at December 31, 2019).

During the three and nine months ended September 30, 2020, interest revenues of $0.7 million and $2.0 million ($0.2 million and $0.5 million during the three and nine months ended September 30, 2019) were accounted for with regards to notes receivable from associates. As at September 30, 2020, interests receivable from associates of $2.9 million are included in amounts receivable ($0.9 million as at December 31, 2019). Loans and notes receivable from associates amounted to $30.8 million as at September 30, 2020 ($24.7 million as at December 31, 2019) and are included in short-term investments and other investments on the consolidated balance sheets.

Contractual Obligations and Commitments

Investments in royalty and stream interests

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$2.5 million US$5.0 million	Completion of an equity financing for proceeds of no less than US$6.0 million. Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns on debt finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$20.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond
Amulsar stream(1),(7)	4.22%	62.5%		$400	$4		40 years	November 2015
Amulsar offtake(2),(7)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015
Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015
Mantos Blancos stream(4)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream(5)		100%			$5		40 years	November 2015
Gibraltar stream(6)		75%			nil		Life of mine	March 2018 Amended April 2020

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to OBL (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%.

(5) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(6) Under the silver stream, transfer payments were totaling US$2.75 per ounce of silver delivered up to April 24, 2020 and nil thereafter following an amendment to the silver stream agreement in April 2020. Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter.

(7) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a 23.4% shareholder of Lydian following a credit bid transaction.

Off-balance Sheet Items

There are no significant off-balance sheet arrangements.

Outstanding Share Data

As of November 9, 2020, 166,867,452 common shares were issued and outstanding. A total of 4,494,148 share options and 5,480,000 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Investissement Québec entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture. Convertible senior unsecured debentures of $300.0 million are outstanding and convertible at the holder's option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Subsequent Events to September 30, 2020

Dividends

On November 9, 2020, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on January 15, 2021 to shareholders of record as of the close of business on December 31, 2020.

Spin-Out of Mining Assets and creation of Osisko Development Corp.

The RTO transaction and the concurrent Financing are described under the section Spin-out of Mining Assets and Creation of Osisko Development Corp. of this MD&A.

Strategic Partnership with Regulus Resources Inc.

On October 1, 2020, Osisko announced a strategic partnership whereby Regulus has agreed to grant certain rights to Osisko in exchange for an upfront cash payment (the "Upfront Payment") of US$12.5 M ($16.6 M).  These rights include the right to acquire royalties to be acquired by Regulus and a right of first refusal on all future royalty or stream transactions in relation to claims of the AntaKori project where Regulus has 100% ownership or any additional claims Regulus might acquire with 100% ownership within a certain area. As a significant initial transaction under the partnership, Regulus has acquired a royalty on the Mina Volare claim of the AntaKori project which represents a 1.5% or 3% NSR depending on location, from a private vendor. As per its right under the partnership, Osisko has elected to acquire 50% of the royalty for 75% of Regulus' purchase price with Osisko's acquisition cost for the royalty included in the Upfront Payment. Regulus has retired the remaining 50% of the royalty. As such, the Royalty on the Mina Volare claim is now reduced to a 0.75% or 1.5% depending on location, in favour of Osisko.

In addition, Regulus will issue to Osisko 5.5 million warrants having a term of three years and an exercise price equal to $2.25 per share representing a 48% premium to the volume-weighted average price of Regulus' shares over the 20-trading day period ending September 30, 2020.  The issuance of the warrants of Regulus is subject to receipt of approval of the TSX Venture Exchange.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC") as well as the additional risks listed below before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and the additional risk below.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

The CEO and CFO have evaluated whether there were changes to the DCP during the three and nine months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the DCP. In response to the COVID-19 pandemic, the Company asked its employees to work from home. This change requires certain controls and procedures that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Company's internal controls during the three and nine months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, DCP.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and nine months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the ICFR. In response to the COVID-19 pandemic, the Company asked its employees to work from home. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Company's internal controls during the three and nine months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, ICFR.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except as otherwise disclosed below.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2019, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Amendments to IAS 1 Presentation of Financial Statements

The IASB has made amendments to IAS 1 Presentation of Financial Statements which use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.  In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The Company adopted IAS 1 on January 1, 2020, which did not have a significant impact on the consolidated financial statements disclosures.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions.  Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2019 and in the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2020, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2019 and in the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings and Adjusted Earnings per Basic Share

"Adjusted earnings" is defined as "Net earnings (loss)" adjusted for certain items: "Foreign exchange gain (loss)", "Impairment of assets", including impairment on financial assets and investments in associates, "Gains (losses) on disposal of exploration and evaluation assets", "Unrealized gain (loss) on investments", "Share of loss of associates", "Deferred income tax expense (recovery)" and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the "adjusted earnings" divided by the "Weighted average number of common shares outstanding" for the period.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings (loss)	12,514	(45,924)	12,244	(79,020)

Adjustments:
Impairment of royalty, stream and other interests	-	60,800	26,300	99,700
Impairment of investments	1,281	12,500	5,304	12,500
Foreign exchange loss (gain)	391	(498)	(1,166)	1,145
Unrealized (gain) loss on investments	(1,308)	(1,529)	(16,766)	3,804
Share of loss of associates	760	4,146	3,934	14,688
Deferred income tax expense (recovery)	3,615	(12,001)	1,590	(21,267)
Transaction costs (RTO transaction)	276	-	276	-

Adjusted earnings	17,529	17,494	31,716	31,550

Weighted average number of common shares outstanding (000's)	166,110	144,446	162,321	151,570

Adjusted earnings per basic share	0.11	0.12	0.20	0.21

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold, silver, diamonds, other commodities and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, any estimate of gold equivalent ounces to be received in 2020, the realization of the anticipated benefits deriving from Osisko's investments and transactions, Osisko's ability to seize future opportunities.  Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation:  fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements.  Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). U.S. reporting requirements are currently governed by the SEC's Industry Guide 7 ("Guide 7"). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of Guide 7. Osisko also reports estimates of "mineral resources" in accordance with NI 43-101. While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized by NI 43-101, they are not defined terms under Guide 7 and, generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen Sean Roosen Chair and Chief Executive Officer November 9, 2020

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2020 - Third Quarter Report

Corporate Information

Corporate Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com
Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Sandeep Singh, President
The Hon. John R. Baird	Benoit Brunet, Vice President, Business Strategy
Françoise Bertrand	Guy Desharnais, Vice President, Project Evaluation
John F. Burzynski	Iain Farmer, Vice President, Corporate Development
Christopher C. Curfman	André Le Bel, Vice President, Legal Affairs and
William Murray John	Corporate Secretary
Pierre Labbé	Luc Lessard, Senior Vice President, Technical Services
Charles E. Page	Frédéric Ruel, Vice President, Finance and Chief Financial Officer
François Vézina, Vice President, Technical Services

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Vice-President, Project Evaluation

Exchange listings

Toronto Stock Exchange

- Common shares:  OR

- Warrants:  OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)

- Convertible debentures:   OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange

- Common shares:              OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: AST Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.